04000124

JAN 2004

ARS

P.E. 9/30/03

1st State Bancorp, Inc.

2003

ANNUAL REPORT

1st STATE BANCORP, INC.

1st State Bancorp, Inc. serves as the holding company for its wholly owned subsidiary, 1st State Bank. 1st State Bancorp is primarily engaged in the business of directing, planning and coordinating the business activities of 1st State Bank. Founded in 1914, 1st State Bank is a community and customer oriented North Carolina-chartered commercial bank headquartered in Burlington, North Carolina. We operate seven full service offices located in north central North Carolina on the Interstate 85 corridor between the Piedmont Triad and Research Triangle Park. We conduct most of our business in Alamance County, North Carolina.

Our business consists principally of attracting deposits from the general public and investing these funds in loans secured by single-family residential and commercial real estate, secured and unsecured commercial loans and consumer loans. Our profitability depends primarily on our net interest income, which is the difference between the income we receive on our loan and investment securities portfolios and our cost of funds, which consists of the interest we pay on deposits and borrowed funds. We also earn income from miscellaneous fees related to our loans and deposits, mortgage banking income and commissions from sales of annuities and mutual funds.

MARKET INFORMATION

1st State Bancorp's common stock began trading under the symbol "FSBC" on the Nasdaq National Market System on April 26, 1999. There are currently 2,971,977 shares of common stock outstanding and approximately 954 holders of record of the common stock. Following are the high and low closing prices, by fiscal quarter, as reported on the Nasdaq National Market during the periods indicated, as well as dividends declared on the common stock during each quarter.

	High	Low	Dividends Per Share
Fiscal 2003			
First quarter	$ 24.98	$ 23.30	$ 0.08
Second quarter	24.50	23.28	0.10
Third quarter	25.50	23.31	0.10
Fourth quarter	26.85	25.00	0.10
Fiscal 2002			
First quarter	$ 22.00	$ 19.50	$ 0.08
Second quarter	21.00	19.65	0.08
Third quarter	21.33	19.75	0.08
Fourth quarter	23.50	19.25	0.08

The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board's view that a bank holding company should pay cash dividends only to the extent that the company's net income for the past year is sufficient to cover both the cash dividends and a rate of earning retention that is consistent with the company's capital needs, asset quality and overall financial condition. The Federal Reserve Board also indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, the Federal Reserve Board may prohibit a bank holding company from paying any dividends if the holding company's bank subsidiary is classified as "undercapitalized" under prompt corrective action regulations.

TABLE OF CONTENTS

1st State Bancorp, Inc.

To Our Shareholders,

I am pleased to report to you the results of 1st State Bancorp, Inc. for the year ended September 30, 2003. Net income for the current year increased 3.1% to $3,920,000, from net income of $3,802,000 in the prior year. Basic and diluted earnings per share increased to $1.39 and $1.33 per share, respectively, for the current year, from $1.25 and $1.21 per share, respectively, for the prior year. The increase in the basic and diluted earnings per share was favorably impacted by the Company's stock repurchase plan which was approved in August 2002. Since that date, 317,630 shares have been repurchased which represent 9.7% of shares issued.

The improvement in earnings for the year ended September 30, 2003 was attributable to increased non-interest income which was offset partially by decreased net interest income. Strong refinancing activity fueled by low interest rates produced record volumes of mortgage loan originations and sales during the current year. These loan sales substantially boosted the Company's mortgage banking income. We sold $104 million of loans this year compared to $63 million last year. Net mortgage banking income which is generated primarily from these loan sales increased to $1.9 million from the $1.1 million reported last year. The Company's net interest income for the year was $11.6 million, a decrease of $700,000 from the $12.3 million reported in the prior year. Earnings continue to be negatively impacted by the historically low interest rates which have compressed the Company's net interest margin. The Company's net interest margin has decreased 21 basis points to 3.54% for the current year from 3.75% in the prior year.

During the year, the Board of Directors increased the quarterly cash dividend to 10 cents per share, a 25% increase over the 8 cents per share previously paid. As a result, during the year ended September 30, 2003, we declared $1,132,000 in dividends to our shareholders, representing 29% of net income for the year.

The assets of the Company grew by $12.2 million or 3.5% to $362.6 million, from $350.5 million at September 30, 2002. At year end, total loans were $229.6 million, an increase of $5.8 million over the prior year end, despite a decrease in single family residential loans. At year end, deposits totaled $262.7 million, with transaction and savings representing 37% of that amount.

Our dedicated and experienced employees continue to focus on serving our customers by offering them the right bank product to meet their needs. We continue to focus on managing the fundamentals of our business during these times of economic uncertainty. The quality of our loan portfolio remains sound and the majority of our loans are to customers in our local market that we know and understand. We will continue to originate loans and maintain high credit quality through prudent underwriting. At September 30, 2003, we have an allowance for loan losses of $3.9 million, or 1.68% of loans receivable.

On behalf of our staff, officers and directors, thank you for being a stockholder of 1st State Bancorp, Inc. We believe that our Company has a bright future. We look forward to continuing to serve our customers and to enhance shareholder value through growth, profitability and capital management.

Very truly yours,

James C. McGill

James C. McGill
President

445 South Main Street, P.O. Box 1797 ◦ Burlington, North Carolina 27216-1797
TELEPHONE 336/227-8861 FACSIMILE 336/570-3236

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

Selected Financial Condition Data

	At September 30,				
	2003	2002	2001	2000	1999
	(In thousands)				
Total assets	$ 362,640	$ 350,469	$336,792	$ 355,527	$332,926
Loans receivable	225,725	220,047	222,285	223,595	195,292
Loans held for sale, at lower of cost or fair value	645	6,798	3,291	5,533	12,143
Cash and cash equivalents	9,359	18,865	25,981	33,107	15,657
Investment securities:					
Available for sale	91,709	78,572	55,527	9,752	11,036
Held to maturity	19,462	11,114	12,169	67,232	84,228
Deposit accounts	262,712	260,667	248,370	254,405	234,095
Advances from Federal Home Loan Bank	31,500	20,000	20,000	20,000	22,000
Stockholders' equity	62,701	61,569	63,644	59,209	71,615

Selected Operating Data

	Year Ended September 30,				
	2003	2002	2001	2000	1999
	(Dollars in thousands, except per share data)				
Total interest income	$ 17,209	$ 20,062	$ 24,580	$ 24,784	$ 21,474
Total interest expense	5,592	7,773	12,306	11,596	10,640
Net interest income	11,617	12,289	12,274	13,188	10,834
Provision for loan losses	240	240	240	240	245
Net interest income after provision for loan losses	11,377	12,049	12,034	12,948	10,589
Other income	3,588	2,753	2,402	1,554	1,654
Operating expenses	8,802	8,846	9,228	8,376	9,818
Income before income taxes	6,163	5,956	5,208	6,126	2,425
Income taxes	2,243	2,154	1,835	2,140	870
Net income	$ 3,920	$ 3,802	$ 3,373	$ 3,986	$ 1,555
Net income (loss) per share – basic	$ 1.39	$ 1.25	$ 1.12	$ 1.35	$ (0.10)
Net income (loss) per share – diluted	$ 1.33	$ 1.21	$ 1.06	$ 1.32	$ (0.10)

Per share data is shown only for periods subsequent to stock conversion in April 1999.

Selected Financial Ratios and Other Data

	Year Ended September 30,				
	2003	2002	2001	2000	1999
Performance Ratios:					
Return on average assets (net income divided by average total assets)	1.13%	1.09%	0.98%	1.17%	0.50%
Return on average equity (net income divided by average equity)	6.27	5.85	5.51	5.50	3.30
Interest rate spread (combined weighted average interest rate earned less combined weighted average interest rate cost)	3.14	3.20	3.02	3.16	3.11
Net interest margin (net interest income divided by average interest-earning assets)	3.54	3.75	3.82	4.10	3.71
Ratio of average interest-earning assets to average interest-bearing liabilities	123.89	123.15	120.92	125.93	116.58
Ratio of operating expenses to average total assets	2.53	2.53	2.68	2.45	3.14
Dividend payout ratio (dividends declared per share divided by diluted net income per share)	28.57	26.45	30.19	24.24	--
Asset Quality Ratios:					
Nonperforming assets to total assets at end of period	1.17	1.25	0.85	0.82	0.11
Nonperforming loans to total loans at end of period	1.84	1.91	0.39	1.30	0.18
Allowance for loan losses to total loans at end of period	1.68	1.67	1.60	1.56	1.74
Allowance for loan losses to nonperforming loans at end of period	92.85	88.77	411.39	121.93	943.82
Provision for loan losses to total loans	0.11	0.11	0.11	0.11	0.12
Net charge-offs to average loans outstanding	0.05	0.05	0.07	0.07	0.01
Capital Ratios:					
Shareholders' equity to total assets at end of period	17.29	17.57	18.90	16.65	21.51
Average equity to average assets	17.96	18.60	17.74	21.19	15.09

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References in this document to the "Bank," "we," "us," and "our" refer to 1st State Bank. Where appropriate, "us" or "our" refers collectively to 1st State Bancorp, Inc. and 1st State Bank. References in this document to "the Company" refer to 1st State Bancorp, Inc.

General

1st State Bancorp, Inc. was formed in November 1998 and became the holding company for 1st State Bank on April 23, 1999. As a result, portions of this discussion (as of dates and for periods prior to April 23, 1999) relate to the financial condition and results of operations of 1st State Bank.

Our business consists principally of attracting deposits from the general public and investing these funds in loans secured by single-family residential and commercial real estate, secured and unsecured commercial loans and consumer loans. Our profitability depends primarily on our net interest income which is the difference between the income we receive on our loan and investment securities portfolios and our cost of funds, which consists of interest paid on deposits and borrowed funds. Net interest income also is affected by the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. Our profitability also is affected by the level of other income and operating expenses. Other income consists of miscellaneous fees related to our loans and deposits, mortgage banking income and commissions from sales of annuities and mutual funds. Operating expenses consist of compensation and benefits, occupancy related expenses, federal deposit insurance premiums, data processing, advertising and other expenses.

Our operations are influenced significantly by local economic conditions and by policies of financial institution regulatory authorities. Our cost of funds is influenced by interest rates on competing investments and by rates offered on similar investments by competing financial institutions in our market area, as well as general market interest rates. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered.

Our business emphasis has been to operate as a well-capitalized, profitable and independent community-oriented financial institution dedicated to providing quality customer service. We are committed to meeting the financial needs of the communities in which we operate. We believe that we can be more effective in servicing our customers than many of our nonlocal competitors because of our ability to quickly and effectively provide senior management responses to customer needs and inquiries. Our ability to provide these services is enhanced by the stability of our senior management team.

Beginning in the late 1980's, we have sought to gradually increase the percentage of our assets invested in commercial real estate loans, commercial loans and consumer loans, which have shorter terms and adjust more frequently to changes in interest rates than single-family residential mortgage loans. At September 30, 2003, commercial real estate, commercial and consumer loans totaled $35.2 million, $100.1 million and $5.7 million, respectively, which represented 15.0%, 42.7% and 2.4%, respectively, of gross loans. At September 30, 2003, $47.7 million, or 20.3% of gross loans, consisted of residential real estate mortgage loans.

Forward-Looking Statements

When used in this Annual Report, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in our market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in our market area, competition and information provided by third-party vendors that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We wish to advise readers that the factors listed above could affect our financial performance and could cause our actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

We do not undertake, and specifically disclaim any obligation, to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Critical Accounting Policies

The Company's significant accounting policies are set forth in note 1 of the consolidated financial statements. Of these significant accounting policies, the Company considers its policy regarding the allowance for loan losses to be its most critical accounting policy, because it requires management's most subjective and complex judgments. In addition, changes in economic conditions can have a significant impact on the allowance for loan losses and therefore the provision for loan losses and results of operations. The Company has developed appropriate policies and procedures for assessing the adequacy of the allowance for loan losses, recognizing that this process requires a number of assumptions and estimates with respect to its loan portfolio. The Company's assessments may be impacted in future periods by changes in economic conditions, the impact of regulatory examinations, and the discovery of information with respect to borrowers which is not known to management at the time of the issuance of the consolidated financial statements. For additional discussion concerning the Company's allowance for loan losses and related matters, see *Provision for Loan Losses and Allowance for Loan Losses* below.

Liquidity and Capital Resources

1st State Bancorp has no business other than that of 1st State Bank and investing its assets. We believe that our current assets, consisting of invested cash and short-term investments, earnings on those assets and principal and interest payments on 1st State Bancorp's loan to the employee stock ownership plan, together with dividends that may be paid from 1st State Bank to 1st State Bancorp, will provide sufficient funds for its operations and liquidity needs; however, it is possible that 1st State Bancorp may need additional funds in the future. We cannot assure you, however, that 1st State Bancorp's sources of funds will be sufficient to satisfy its liquidity needs in the future. 1st State Bank is subject to certain regulatory limitations on the payment of dividends to 1st State Bancorp. For a discussion of these regulatory dividend limitations, see "Market Information."

At September 30, 2003, we had stockholders' equity of $62.7 million, as compared to $61.6 million at September 30, 2002. We reported net income for the year ended September 30, 2003 of $3.9 million, as compared to $3.8 million and $3.4 million for the years ended September 30, 2002 and 2001, respectively. At September 30, 2003 we had a Tier 1 risk-based capital to risk-weighted assets ratio of 24.0%, a Tier 1 leverage capital to average total assets ratio of 17.3% and a total risk-based capital to risk-weighted assets ratio of 25.3%. At September 30, 2003, we exceeded all regulatory minimum capital requirements.

At September 30, 2003, the Bank had stockholders' equity of $56.8 million, as compared to $53.5 million at September 30, 2002. At September 30, 2003 and 2002, the Bank had a Tier 1 risk-based capital to risk-weighted assets ratio of 21.7% and 21.8%, respectively. At September 30, 2003, the Bank had Tier 1 leverage capital, Tier 1 risk-based capital, and total risk-based capital of $55.4 million, $55.4 million and $58.6 million, respectively, and was classified as a "well capitalized" institution pursuant to FDIC capital regulations.

Our primary sources of funds are deposits, principal and interest payments on loans, proceeds from the sale of loans, and to a lesser extent, advances from the FHLB of Atlanta. While maturities and scheduled amortization of loans are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and local competition.

Our primary investing activities have been the origination of loans and the purchase of investment securities. During the years ended September 30, 2003, 2002 and 2001, we had $186.4 million, $160.3 million and $127.3 million, respectively, of loan originations. During the years ended September 30, 2003, 2002 and 2001, we purchased investment securities in the amounts of $145.6 million, $101.4 million and $63.7 million, respectively. Our primary financing activities are the attraction of savings deposits.

FDIC policy requires that banks maintain an average daily balance of liquid assets (cash, certain time deposits, bankers' acceptances and specified United States government, state, or federal agency obligations) in an amount which it deems adequate to protect the safety and soundness of the bank. The FDIC currently has no specific level which it requires. Under the FDIC's calculation method, management calculated the Bank's liquidity ratio as 31.04% of total assets at September 30, 2003, which management believes is adequate.

North Carolina banks must maintain a reserve fund in an amount and/or ratio set by the Banking Commission to account for the level of liquidity necessary to assure the safety and soundness of the State banking system. As of September 30, 2003, the Bank's liquidity ratio was in excess of the level established by North Carolina regulations.

Our most liquid assets are cash and cash equivalents. The levels of these assets are dependent on our operating, financing, lending and investing activities during any given period. At September 30, 2003 and 2002, cash and cash equivalents totaled $9.4 million and $18.9 million, respectively. We have other sources of liquidity should we need additional funds. During the years ended September 30, 2003, 2002 and 2001, we sold loans totaling $103.7 million, $62.7 million and $47.9 million, respectively. Additional sources of funds include FHLB of Atlanta advances. For more information regarding this strategy, see "-- Asset/Liability Management." At September 30, 2003 and 2002, we had $31.5 million and $20.0 million, respectively, of FHLB of Atlanta advances outstanding. Other sources of liquidity include loans and investment securities designated as available for sale, which totaled $645,000 and $91.7 million, respectively, at September 30, 2003.

We anticipate that we will have sufficient funds available to meet our current commitments. At September 30, 2003, we had $1.8 million in commitments to originate new loans, $57.2 million in unfunded commitments to extend credit under existing equity lines and commercial lines of credit and $326,000 in standby letters of credit. At September 30, 2003, certificates of deposit which are scheduled to mature within one year totaled $133.2 million. We believe that a significant portion of such deposits will remain with us.

On October 2, 2000, the Company paid a one-time special cash distribution of $5.17 per share to its stockholders. The total amount of the distribution was $17.0 million. The distribution was made to manage the Company's capital and enhance shareholder value. Returning capital to the stockholders reduced the Company's equity to asset ratio from 21.2% to 17.2%. The Company's equity to asset ratio at September 30, 2003 was 17.29%. The Company's capital level is sufficient to support future growth.

The Company has declared cash dividends per common share of $0.10 for each of the last three quarters in fiscal 2003 and $0.08 for each of the quarters in fiscal 2002 and the first quarter of fiscal 2003. The Company's ability to pay dividends is dependent upon earnings. The Company's dividend payout ratios for the years ended September 30, 2003, 2002 and 2001 were 28.6%, 26.4% and 30.2%, respectively.

Asset/Liability Management

Net interest income, the primary component of our net income, is derived from the difference or "spread" between the yield on interest-earning assets and the cost of interest-bearing liabilities. We strive to achieve consistent net interest income and to reduce our exposure to changes in interest rates by matching the terms to repricing of our interest-sensitive assets and liabilities. The matching of our assets and liabilities may be analyzed by examining the extent to which our assets and liabilities are interest rate sensitive and by monitoring the expected effects of interest rate changes on our net interest income. Factors beyond our control, such as market interest rates and competition, may also have an impact on our interest income and interest expense.

In the absence of any other factors, the overall yield or return associated with our earning assets generally will increase from existing levels when interest rates rise over an extended period of time, and conversely interest income will decrease when interest rates decrease. In general, interest expense will increase when interest rates rise over an extended period of time, and conversely interest expense will decrease when interest rates decrease.

Therefore, by controlling the increases and decreases in interest income and interest expense which are brought about by changes in market interest rates, we can significantly influence our net interest income.

Our President reports to our board of directors on a regular basis on interest rate risk and trends, as well as liquidity and capital ratios and requirements. The board of directors reviews the maturities of our assets and liabilities and establishes policies and strategies designed to regulate our flow of funds and to coordinate the sources, uses and pricing of such funds. The first priority in structuring and pricing our assets and liabilities is to maintain an acceptable interest rate spread while reducing the net effects of changes in interest rates. Our management is responsible for administering the policies and determinations of the board of directors with respect to our asset and liability goals and strategies.

Our principal strategy in managing our interest rate risk has been to increase interest rate sensitive assets such as commercial loans, home equity loans and consumer loans. At September 30, 2003, we had $100.1 million of commercial loans, $29.2 million of home equity loans and $5.7 million of consumer loans, which amounted to 42.7%, 12.4% and 2.4%, respectively, of our gross loan portfolio, as compared to $72.1 million of commercial loans, $24.9 million of home equity loans and $7.1 million of consumer loans, respectively, at September 30, 2002, which amounted to 30.2%, 10.4% and 3.0%, respectively, of our gross loan portfolio at that date. In addition, at September 30, 2003, we had $645,000 of loans held for sale, and, pursuant to Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", we had investment securities with an aggregate amortized cost of $93.0 million and an aggregate fair value of $91.7 million as available for sale. We are holding these loans and investment securities as available for sale so that they may be sold if needed for liquidity or asset and liability management purposes.

We also have shortened the average repricing period of our assets by retaining in our portfolio single-family residential mortgage loans only in cases where the loan carries an adjustable rate or the loan has an interest rate that is sufficient to compensate us for the risk of maintaining long-term, fixed-rate loans in our portfolio. During the past two years, we have sold a significant portion of our fixed-rate, single-family residential mortgage loans with terms of 15 years or more that we have originated, and at September 30, 2003, most of our single-family residential mortgage loans classified as held for investment were originated at least five years previously when market interest rates were higher. At September 30, 2003, we held approximately $21.9 million and $25.8 million of fixed-rate and adjustable-rate residential mortgage loans, respectively, which represented approximately 9.3% and 11.0%, respectively, of our gross loan portfolio. Depending on conditions existing at any given time, as part of our interest rate risk management strategy, we may continue to sell newly originated fixed-rate residential mortgage loans with original maturities of 15 years or more in the secondary market.

During 2003, short and long-term interest rates have fallen to their lowest levels in decades. Mortgage customers have sought long-term fixed rate loans which we have originated and sold to the secondary market. Most of our commercial originations have been floating rate prime based loans to take advantage of the lower prime rates. Our liquidity has increased from the volume of loan sales and the proceeds from investment securities being called. We have repriced all of our deposits to reflect the lower prevailing interest rates and have seen our cost of deposits decrease. These lower rates have triggered the rate floors that are present in many of our adjustable-rate and home equity loans which has helped to preserve our loan yield.

Market Risk

Market risk reflects the risk of economic loss resulting from adverse changes in market prices and interest rates. The risk of loss can be reflected in diminished current market values and/or reduced potential net interest income in future periods.

Our market risk arises primarily from interest rate risk inherent in our lending and deposit-taking activities. We do not maintain a trading account for any class of financial instrument nor do we engage in hedging activities or purchase derivative instruments. Furthermore, we are not subject to foreign currency exchange rate risk or commodity price risk.

We measure our interest rate risk by computing estimated changes in net interest income and the net portfolio value of cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. These computations estimate the effect on our net interest income and net portfolio value of sudden and sustained 100 to 300 basis points (bp) increases and decreases in market interest rates. Our board of directors has adopted an interest rate risk policy which establishes maximum decreases in our estimated net interest income of 10%, 15% and 25% in the event of 100, 200 and 300 bp increases and 10%, 30% and 40% in the event of 100, 200 and 300 bp decreases in the market interest rates, respectively. Limits have also been established for changes in net portfolio value of decreases of 10%, 15% and 25% in the event of 100, 200 and 300 bp increases in market interest rates, respectively, and decreases of 10%, 15% and 20% in the event of 100, 200 and 300 bp decreases in market interest rates, respectively. The following table presents the projected change in net interest income and net portfolio value for the various rate shock levels at September 30, 2003.

Change	Net Portfolio Value			Net Interest Income		
in Rates	$ Amount	$ Change	% Change	$ Amount	$ Change	% Change
	(Dollars in thousands)			(Dollars in thousands)		
+ 300 bp	$52,483	$(8,455)	(13.9)%	$14,547	$3,526	32.0%
+ 200 bp	55,066	(5,872)	(9.6)	13,447	2,426	22.0
+ 100 bp	58,417	(2,521)	(4.1)	12,323	1,302	11.8
Base	60,938	--	--	11,021	--	--
- 100 bp	62,297	1,359	2.2	10,063	(958)	(8.7)
- 200 bp	62,309	1,371	2.2	8,269	(2,752)	(25.0)
- 300 bp	66,888	5,950	9.8	7,747	(3,274)	(29.7)

The above table indicates that at September 30, 2003, in the event of sudden and sustained increases in prevailing market interest rates, we would expect our estimated net interest income to increase and our net portfolio value to decrease, and that in the event of sudden and sustained decreases in prevailing market interest rates, we would expect our estimated net interest income to decrease and our net portfolio value to increase. Our board of directors reviews our net interest income and net portfolio value position quarterly, and, if estimated changes in net interest income and net portfolio value are not within the targets established by the board, the board may direct management to adjust the asset and liability mix to bring interest rate risk within board approved targets. At September 30, 2003, our estimated changes in net interest income and net portfolio value were within the targets established by the board of directors.

Computations of prospective effects of hypothetical interest rate changes, such as the above computations, are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions we may undertake in response to changes in interest rates.

Certain shortcomings are inherent in the method of analysis presented in the above table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in differing degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. In addition, the proportion of adjustable-rate loans in our portfolio could decrease in future periods if market interest rates remain at or decrease below current levels due to refinancing activity. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in the table. Also, borrowers may have difficulty in repaying their adjustable-rate debt if interest rates increase.

Analysis of Net Interest Income

Net interest income represents the difference between income derived from interest-earning assets and the interest expense on interest-bearing liabilities. Net interest income is affected by the difference between the rates of interest earned on interest-earning assets and the rates paid on interest-bearing liabilities, known as "interest rate spread," and the relative volume of interest-earning assets and interest-bearing liabilities.

The following table sets forth certain information relating to our consolidated statements of income for the years ended September 30, 2003, 2002 and 2001 and reflects the average yield on assets and average cost of liabilities at the date and for the periods indicated. We derived yields and costs by dividing income or expense by the average balance of assets and liabilities, respectively, for the periods shown. Average balances are derived from daily balances.

	Year Ended September 30,								
	2003			2002			2001		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
					(Dollars in thousands)				
Assets:									
Loans receivable (1)	$ 227,951	$ 12,807	5.62%	$219,071	$ 14,532	6.63%	$229,058	$ 19,122	8.35%
Investment securities (2)	87,466	4,256	4.87	95,290	5,290	5.55	76,728	4,695	6.12
Interest-bearing overnight deposits	12,550	146	1.16	13,186	240	1.82	15,617	763	4.89
Total interest-earning assets (4)	327,967	17,209	5.25	327,547	20,062	6.12	321,403	24,580	7.65
Non-interest-earning assets	20,015			21,716			23,462		
Total assets	$ 347,982			$349,263			$344,865		
Liabilities and stockholders' equity:									
Interest-bearing checking	$ 33,894	122	0.36	$ 31,805	$ 152	0.48	$ 30,040	$ 415	1.38
Money market investment accounts	22,041	201	0.91	26,374	359	1.36	21,185	798	3.77
Passbook and statement savings	30,024	273	0.91	27,656	414	1.50	26,580	597	2.25
Certificates of deposit	156,116	3,869	2.48	158,335	5,719	3.61	167,481	9,368	5.59
FHLB advances	22,647	1,127	4.98	21,811	1,129	5.18	20,521	1,128	5.50
Total interest-bearing liabilities	264,722	5,592	2.11	265,981	7,773	2.92	265,807	12,306	4.63
Non-interest-bearing liabilities	20,777			18,333			17,867		
Total liabilities	285,499			284,314			283,674		
Stockholders' equity	62,483			64,949			61,191		
Total liabilities and equity	$ 347,982			$349,263			$344,865		
Net interest income		$ 11,617			$ 12,289			$ 12,274	
Interest rate spread			3.14%			3.20%			3.02%
Net interest margin (3)			3.54%			3.75%			3.82%
Ratio of average interest-earning assets to average interest-bearing liabilities			123.89%			123.15%			120.92%

(1) Includes nonaccrual loans and loans held for sale, net of discounts, fees and allowance for loan losses.
(2) Includes FHLB of Atlanta stock.
(3) Represents net interest income divided by the average balance of interest-earning assets.
(4) Due to immateriality, the interest income and yields related to certain tax exempt assets have not been adjusted to reflect a fully taxable equivalent yield.

Rate/Volume Analysis

The table below sets forth certain information regarding changes in our interest income and interest expense for the periods indicated. For each category of interest-earning asset and interest-bearing liability, we have provided information on changes attributable to:

- changes in volume, which are changes in average volume multiplied by the average rate for the previous period
- changes in rates, which are changes in average rate multiplied by the average volume for the previous period
- changes in rate-volume, which are changes in average rate multiplied by the changes in average volume and
- total change, which is the sum of the previous columns.

	Year Ended September 30,							
	2003 vs. 2002				2002 vs. 2001			
	Increase (Decrease) Due to				Increase (Decrease) Due to			
	Volume	Rate	Rate/ Volume	Total	Volume	Rate	Rate/ Volume	Total
	(In thousands)							
Interest income:								
Loans receivable (1)	$ 589	$ (2,224)	$ (90)	$ (1,725)	$ (834)	$(3,927)	$ 171	$(4,590)
Investment securities (2)	(434)	(653)	53	(1,034)	1,136	(435)	(105)	596
Interest bearing overnight deposits	(11)	(87)	4	(94)	(119)	(479)	74	(524)
Total interest-earning assets	144	(2,964)	(33)	(2,853)	183	(4,841)	140	(4,518)
Interest expense:								
Interest-bearing checking	10	(38)	(2)	(30)	24	(271)	(16)	(263)
Money market investment accounts	(59)	(118)	19	(158)	195	(509)	(125)	(439)
Passbook and statement savings	35	(162)	(14)	(141)	24	(199)	(8)	(183)
Certificates of deposit	(80)	(1,795)	25	(1,850)	(511)	(3,319)	181	(3,649)
FHLB advances	43	(44)	(1)	(2)	71	(66)	(4)	1
Total interest-bearing liabilities	(51)	(2,157)	27	(2,181)	(197)	(4,364)	28	(4,533)
Change in net interest income	$ 195	$ (807)	$ (60)	$ (672)	$ 380	$ (477)	$ 112	$ 15

(1) Includes nonaccrual loans and loans held for sale net of discounts, fees and allowance for loan losses.
(2) Includes FHLB of Atlanta stock.

Commitments, Contingencies and Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk including commitments to extend credit under existing lines of credit and commitments to sell loans. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

Off-balance sheet financial instruments whose contract amounts represent credit and interest rate risk are summarized as follows:

	September 30, 2003	September 30, 2002
	(In thousands)	
Commitments to originate new loans	$ 1,552	$1,435
Commitments to originate new loans held for sale	278	--
Unfunded commitments to extend credit under existing equity line and commercial lines of credit	57,237	56,200
Commercial letters of credit	326	266
Commitments to sell loans held for sale	1,630	16,371

The Company does not have any special purpose entities or other similar forms of off-balance sheet financing arrangements.

Commitments to originate new loans or to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Loan commitments generally expire within 30 to 45 days. Most equity line commitments are for a term of 15 years, and commercial lines of credit are generally renewable on an annual basis. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amounts of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower.

Commitments to sell loans held for sale are agreements to sell loans to a third party at an agreed upon price. At September 30, 2003, the aggregate fair value of these commitments exceeded the book value of the loans to be sold.

Contractual Obligations

As of September 30, 2003

	Payments due by period (Dollars in thousands)				
	Less than 1 year	1-3 years	4-5 years	Over 5 years	Total
Deposits	$ 231,282	$ 20,936	$ 10,494	$ --	$262,712
Long-term borrowings	11,500	--	20,000	--	31,500
Lease obligations	18	41	42	26	127
Total contractual cash obligations	$ 242,800	$ 20,977	$ 30,536	$ 26	$294,339

Asset Quality

At September 30, 2003, non-performing assets (nonaccrual loans and real estate owned) were $4.2 million or 1.17% of total assets. At September 30, 2002, the Company had approximately $4.4 million in non-performing assets or 1.25% of total assets. At September 30, 2003 and 2002, impaired loans totaled $3.8 million and $3.7 million, respectively, as defined by Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan." The impaired loans at September 30, 2003 result from three unrelated commercial loan customers, all of which have loans secured by commercial real estate and business assets in Alamance County. At September 30, 2002, the impaired loans resulted from two unrelated commercial loan customers both of which had loans secured by commercial real estate and business assets in Alamance County. At September 30, 2003, $3.8 million of the impaired loans are on non-accrual status, and their related reserve for loan losses totaled $210,000. At September 30, 2002, $3.7 million of impaired loans was on nonaccrual status, and their related reserve for loan losses totaled $163,000. There was no impact on the provision as management had already anticipated the loans' performance in setting the allowance for loan losses in previous periods. The average carrying value of impaired loans was $3.7 million and $3.5 million during the years ended September 30, 2003 and 2002, respectively. Interest income of $219,000 and $187,000 has been recorded on impaired loans in the years ended September 30, 2003 and 2002, respectively. The Bank's net chargeoffs for the years ended September 30, 2003 and 2002 were $116,000 and $120,000, respectively. The Bank's allowance for loan losses was $3.9 million at September 30, 2003 and $3.7 million at September 30, 2002. As a result of our continued shift toward commercial and home equity loans, the continued runoff in residential mortgage loans, as well as the continued decline in the local and regional economy, the ratio of the allowance for loan losses to total loans, net of loans in process and deferred loan fees increased to 1.68% at September 30, 2003 compared to 1.67% at September 30, 2002.

The following table presents an analysis of our nonperforming assets:

	At September 30, 2003	At September 30 2002
onperforming loans:		
Nonaccrual loans	$ 4,153	$ 4,204
Loans 90 days past due and accruing	--	--
Restructured loans	--	--
Total nonperforming loans	4,153	4,204
Other real estate	95	183
Total nonperforming assets	$ 4,248	$ 4,387
Nonperforming loans to loans receivable, net	1.84%	1.91%
Nonperforming assets as a percentage of loans and other real estate owned	1.88	1.99
Nonperforming assets to total assets	1.17	1.25

Regulations require that we classify our assets on a regular basis. There are three classifications for problem assets: substandard, doubtful and loss. We regularly review our assets to determine whether any assets require classification or re-classification. At September 30, 2003, we had $4.9 million in substandard assets consisting of $4.8 million in loans and $95,000 in real estate owned. At September 30, 2002, we had $5.1 million in classified assets consisting of $4.9 million in substandard loans and $183,000 in real estate owned.

In addition to regulatory classifications, we also classify as "special mention" and "watch" assets that are currently performing in accordance with their contractual terms but may become classified or nonperforming assets in the future. At September 30, 2003, we have identified approximately $953,000 in assets classified as special mention and $35.6 million as watch.

Comparison of Financial Condition at September 30, 2003 and 2002

Most of our customers are small businesses in our immediate market area that are more vulnerable to changes in the economy than larger, more diversified companies whose revenues are supported by customers in a variety of locations. In addition, our customer base includes textile companies that are continuing to feel the negative impact of the NAFTA legislation and the downturn in our local and regional economy during the past two years. The local and regional economy impacts the Company's net interest income and also the provision for loan losses. For further discussion, see *Comparison of Operating Results* below.

Total Assets. Total assets increased by $12.1 million or 3.5%, from $350.5 million at September 30, 2002 to $362.6 million at September 30, 2003. The increase in assets was due primarily to an increase in investment securities and loans receivable which was partially offset by a decrease in cash and cash equivalents and loans held for sale. Asset growth was funded primarily by increased borrowings from the FHLB of Atlanta.

Cash and Cash Equivalents. Cash and cash equivalents decreased $9.5 million, or 50.3% from $18.9 million at September 30, 2002 to $9.4 million at September 30, 2003. Because of the relatively low interest rates on overnight funds, excess cash was invested in short-term agency securities to increase our yield on these funds.

Loans Receivable. Net loans receivable increased $5.7 million, or 2.6%, from $220.0 million at September 30, 2002 to $225.7 million at September 30, 2003. Loans held for sale decreased $6.2 million from $6.8 million at September 30, 2002 to $645,000 at September 30, 2003. The attractive mortgage rate environment during the year ended September 30, 2003 encouraged many borrowers to take advantage of the low rates to refinance their existing mortgage loans at a lower interest rate. We sold these longer term, lower rate mortgage loans to limit our interest rate risk. Mortgage rates rose during the quarter ended September 30, 2003 and refinancing applications have declined from the levels experienced in the first three quarters of fiscal 2003. The decrease in the loans held for sale reflects these lower mortgage volumes. Sales of fixed-rate mortgage loans totaled $103.7 million during the year ended September 30, 2003 compared to $62.7 million for the year ended September 30, 2002.

Allowance for Loan Losses. The Company has an allowance for loan losses model which considers several factors including: changes in the balance of loans, changes in credit grades of loans, changes in the mix of the loan portfolio, historical charge-offs and recoveries, changes in impaired loan valuation allowances as well as other subjective factors such as economic conditions, loan concentrations and operational risks.

The allowance for loan losses at September 30, 2003 and 2002 was $3.9 million and $3.7 million, respectively, which we think is adequate to absorb probable losses in the loan portfolio. As a result of our continued shift toward higher risk commercial and home equity loans as well as the decline in the local and regional economy, the ratio of the allowance for the loan losses to total loans, net of loans in process and deferred loan fees increased to 1.68% at September 30, 2003 compared to 1.67% at September 30, 2002. While management uses the best information available to make evaluations, future adjustments to the allowance may be necessary based on changes in economic and other conditions. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the recognition of adjustments to the allowance for loan losses based on their judgments of information available to them at the time of their examinations.

Investment Securities. Investment securities available for sale increased $13.1 million from $78.6 million at September 30, 2002 to $91.7 million at September 30, 2003. Investment securities held to maturity increased $8.3 million from $11.1 million at September 30, 2002 to $19.5 million at September 30, 2003. As interest rates decreased during 2003, many of the Company's callable investment securities were called by the issuers. During the year ended September 30, 2003, $3.0 million of investment securities held to maturity and $118.6 million of investment securities available for sale were called, matured or sold. We experienced lower overall investment yields as proceeds from these called investments were reinvested in securities at the current, lower yields. During this same time period, we purchased $11.4 million of investment securities held to maturity and $134.2 million of investment securities available for sale. Additions to the investment portfolio are dependent upon investable funds that are not needed to satisfy loan demand. We classified most of the investments purchased during the year ended September 30, 2003 as available for sale to give the Company more flexibility for possible sales of securities for liquidity purposes in the future.

Deposits. Total deposits increased by $2.0 million, or 0.8%, from $260.7 million at September 30, 2002 to $262.7 million at September 30, 2003. Certificates of deposit at September 30, 2003 totaled $164.6 million or 62.6% of deposits. At September 30, 2002, certificates of deposit totaled $164.1 million or 62.9% of total deposits. We continue to emphasize transaction and savings accounts which generally carry lower interest rates than certificates of deposit. Transaction and savings accounts increased $1.5 million during the year ended September 30, 2003.

Stockholders' Equity. Stockholders' equity increased by $1.1 million, or 1.8% from $61.6 million at September 30, 2002 to $62.7 million at September 30, 2003. Stockholders' equity increased as a result of net income of $3.9 million and $753,000 from the allocation of ESOP shares. These increases were partially offset by $1.1 million in cash dividends paid to stockholders, $886,000 from the purchase of treasury shares, and $1.6 million from a decrease in accumulated other comprehensive income which reflects the impact of the current market rates.

Comparison of Operating Results for the Years Ended September 30, 2003 and 2002

Net Income. We had $3.9 million of net income for the year ended September 30, 2003 compared to $3.8 million of net income for the year ended September 30, 2002 representing an increase of $100,000, or 2.6%. Basic and diluted earnings per share were $1.39 and $1.33, respectively, for the year ended September 30, 2003 compared to basic and diluted earnings per share of $1.25 and $1.21, respectively, for the year ended September 30, 2002. Basic and diluted earnings per share was favorably impacted by the Company's stock repurchase plan. The increase in net income resulted primarily from increased other income and decreased operating expenses which were offset partially by decreased net interest income and increased income taxes.

Net Interest Income. Net interest income was $11.6 million and $12.3 million for the years ended September 30, 2003 and 2002, respectively. During the year ended September 30, 2003, average net interest-earning assets increased by $1.6 million from $61.6 million at September 30, 2002 to $63.2 million at September 30, 2003. The average balance of interest-earning assets increased by $500,000, or 0.2%, from $327.5 million for the year ended September 30, 2002 to $328.0 million for the year ended September 30, 2003. The average balances of loans receivable increased, but were offset by decreases in investment securities and interest-bearing overnight deposits. In addition, the average balance of interest-bearing liabilities decreased by $1.3 million from $266.0 million for the year ended September 30, 2002 to $264.7 million for the year ended September 30, 2003 primarily due to an increase in the average balance of FHLB advances which was more then offset by a decrease in average deposits. Our interest income declined by a decrease in our interest rate spread from 3.20% for the year ended September 30, 2002 to 3.14% for the year ended September 30, 2003.

Interest Income. Total interest income was $17.2 million for the year ended September 30, 2003, as compared to $20.1 million for the year ended September 30, 2002, representing a decrease of $2.9 million, or 14.4%. This decrease was attributable to the 87 basis point decrease in the average yield on interest-earning assets which was partially offset by a $420,000 increase in the average balance of interest-earning assets during the year.

Interest on loans receivable decreased by $1.7 million, or 11.7%, from $14.5 million for the year ended September 30, 2002 to $12.8 million for the year ended September 30, 2003. The average yield on loans receivable decreased 101 basis points from 6.63% for the year ended September 30, 2002 to 5.62% for the year ended September 30, 2003. The decrease resulted primarily from the decrease in the average prime interest rate from 4.86% for the year ended September 30, 2002 to 4.24% for the year ended September 30, 2003. The average balance of loans receivable for the year September 30, 2003 increased by $8.9 million, or 4.1%, from $219.1 million for the year ended September 30, 2002 to $228.0 million for the year ended September 30, 2003.

Interest on investment securities decreased by $1.0 million, or 18.9%, from $5.3 million for the year ended September 30, 2002 to $4.3 million for the year ended September 30, 2003. The decrease was attributable to a $7.8 million, or 8.2%, decrease in the average balance of investment securities from $95.3 million for the year ended September 30, 2002 to $87.5 million for the year ended September 30, 2003 as well as a 68 basis point decrease in the average yield on investment securities due to falling market interest rates during the year ended September 30, 2003. The average yield on investment securities decreased from 5.55% for the year ended September 30, 2002 to 4.87% for the year ended September 30, 2003. As rates declined, a higher than normal level of our investment securities were called by the issuers and we were faced with lower reinvestment rates.

Interest on interest-bearing overnight deposits decreased by $94,000 from $240,000 for the year ended September 30, 2002 to $146,000 for the year ended September 30, 2003. The decrease resulted from a $600,000 decrease in the average balance of interest-bearing overnight deposits from $13.2 million for the year ended September 30, 2002 to $12.6 million for the year ended September 30, 2003 as well as a 66 basis point decrease in the yield on interest-bearing overnight deposits.

Interest Expense. Total interest expense was $5.6 million for the year ended September 30, 2003, as compared with $7.8 million for the year ended September 30, 2002, representing a decrease of $2.2 million, or 28.2%. This decrease was due primarily to a 81 basis point decrease in the average cost of funds. Average interest-bearing liabilities decreased $1.3 million from $266.0 million for the year ended September 30, 2002 to $264.7 million for the year ended September 30, 2003.

Interest on deposits decreased by $2.1 million, or 31.8%, from $6.6 million for the year ended September 30, 2002 to $4.5 million for the year ended September 30, 2003. The decrease was attributable to a 88 basis point decrease in the average cost of deposits. As market interest rates decreased we lowered the interest rates on our deposit products. Average deposits decreased $2.1 million from $244.2 million for the year ended September 30, 2002 to $242.1 million for the year ended September 30, 2003. The average balances of transaction and savings accounts increased $124,000 from $85.8 million for the year ended September 30, 2002 to $86.0 million for the year ended September 30, 2003. Offsetting the increased average balance of transaction and savings accounts was a $2.2 million decrease in the average balance of certificates of deposit from $158.3 million for the year ended September 30, 2002 to $156.1 million for the year ended September 30, 2003.

Interest expense on borrowings was $1.1 million for each of the years ended September 30, 2003 and 2002. Average borrowings increased $800,000 from $21.8 million for the year ended September 30, 2002 to $22.6 million for the year ended September 30, 2003. Offsetting this volume increase was a decrease of 20 basis points in the average cost of borrowed money. Outstanding for both years was a long-term fixed rate advance of $20.0 million from the FHLB Atlanta. During the year ended September 30, 2003, we used short-term variable rate borrowings on an as needed basis. As a result of these additional borrowings at lower short-term rates, the average cost of borrowed money decreased.

Provision for Loan Losses. We charge provisions for loan losses to earnings to maintain the total allowance for loan losses at a level we consider adequate to provide for probable loan losses, based on existing loan levels and types of loans outstanding, nonperforming loans, prior loss experience, general economic conditions and other factors. Our policies require the review of assets on a regular basis, and we appropriately classify loans as well as other assets if warranted. Our credit management systems have resulted in low loss experience; however, there can be no assurances that such experience will continue. We believe we use the best information available to make a determination with respect to the allowance for loan losses, recognizing that future adjustments may be necessary depending upon a change in economic conditions. The provision for loan losses was $240,000, charge-offs were $117,000 and recoveries were $1,000 for the year ended September 30, 2003 compared with a provision of $240,000, charge-offs of $121,000 and recoveries of $1,000 for the year ended September 30, 2002. Nonperforming loans at both September 30, 2003 and 2002 were $4.2 million. There was no significant impact on the provision as these loans are well secured by property and equipment. The Company made no significant changes to the allowance for loan losses methodology during the period which impacted the provision for loan losses.

During the year ended September 30, 2003 commercial and home equity loans continued to increase as well as the percentages of these loans to the total portfolio. Although these loans normally are interest sensitive, management believes that there is greater risk inherent in these loans than the typical one-to-four family residential mortgage loan. Therefore, management assigns these types of loans a higher risk weighting in the analysis of the loan loss reserve. The commercial loans that have been originated are loans made to businesses to either produce a product, sell a product or provide a service. Many of these loans are asset-based loans which are loans where repayment is based primarily on the cash flow from operations and secondarily on, the liquidation of assets such as inventory and accounts receivable.

Other Income. Total other income was $3.6 million for the year ended September 30, 2003, as compared to $2.8 million for the year ended September 30, 2002, representing an increase of $800,000, or 28.6%. As interest rates decreased during the year ended September 30, 2003, mortgage loan volumes increased sharply, and mortgage banking income, net increased $800,000, or 72.7% over the prior year. We continued to sell the long-term fixed-rate mortgage loans that were originated. During the years ended September 30, 2003 and 2002, we sold $103.7 million and $62.7 million of mortgage loans and recorded net mortgage banking income of $1.9 million and $1.1 million, respectively. Securities gains, net increased $59,000 from $47,000 for the year ended September 30, 2002 to $106,000 for the year ended September 30, 2003.

Operating Expenses. Total operating expenses were $8.8 million for each of the years ended September 30, 2003 and 2002. Compensation and related benefits decreased by $400,000, or 6.7%, from $6.0 million for the year ended September 30, 2002 to $5.6 million for the year ended September 30, 2003. Of this decrease $712,000 was related to lower MRP expense for the year ended September 30, 2003, as the final vesting date for the MRPs was June 6, 2002. This decrease was partially offset by an increase in expense attributable to normal salary increases and increased cost of employee benefits. The Company recognized expense from real estate operations of $1,000 for the year ended September 30, 2003 compared to income of $55,000 for the year ended September 30, 2002. During fiscal 2003, the expenses incurred to own and operate the other real estate owned exceeded the rents collected. During fiscal 2002, the occupancy rate on the other real estate owned improved and the net rents collected exceeded the operating expenses. Other operating expenses increased $200,000, or 12.5%, from $1.6 million for the year ended September 30, 2002 to $1.8 million for the year ended September 30, 2003.

Income Taxes. Income tax expense was $2.2 million for each of the years ended September 30, 2003 and 2002. Our effective tax rate was 36.4% for the year ended September 30, 2003 and 36.2% for the year ended September 30, 2002. The increase in the effective tax rate in 2003 was primarily due to an increase in non-deductible expenses and a decrease in tax exempt interest income over the prior year.

Comparison of Operating Results for the Years Ended September 30, 2002 and 2001

Net Income. We had $3.8 million of net income for the year ended September 30, 2002 compared to $3.4 million of net income for the year ended September 30, 2001 representing an increase of $400,000, or 11.8%. Basic and diluted earnings per share were $1.25 and $1.21, respectively, for the year ended September 30, 2002 compared to basic and diluted earnings per share of $1.12 and $1.06, respectively, for the year ended September 30, 2001. The increase in net income resulted primarily from increased other income and decreased operating expenses which were offset partially by increased income taxes.

Net Interest Income. Net interest income was $12.3 million for each of the years ended September 30, 2002 and 2001. During the year ended September 30, 2002, average net interest-earning assets increased by $6.0 million from $55.6 million at September 30, 2001 to $61.6 million at September 30, 2002. The average balance of interest-earning assets increased by $6.1 million, or 1.9%, from $321.4 million for the year ended September 30, 2001 to $327.5 million for the year ended September 30, 2002. The average balances of loans receivable and interest-bearing overnight deposits decreased but were more than offset by an increase in investment securities. In addition, the average balance of interest-bearing liabilities increased by $200,000 from $265.8 million for the year ended September 30, 2001 to $266.0 million for the year ended September 30, 2002 primarily due to an increase in the average balance of FHLB advances which was partially offset by a decrease in deposits. Net interest income was improved by an increase in our interest rate spread from 3.02% for the year ended September 30, 2001 to 3.20% for the year ended September 30, 2002.

Interest Income. Total interest income was $20.1 million for the year ended September 30, 2002, as compared to $24.6 million for the year ended September 30, 2001, representing a decrease of $4.5 million, or 18.3%. This decrease was attributable to the 153 basis point decrease in the average yield on interest-earning assets which was partially offset by a $6.1 million increase in the average balance of interest-earning assets during the year.

Interest on loans receivable decreased by $4.6 million, or 24.1%, from $19.1 million for the year ended September 30, 2001 to $14.5 million for the year ended September 30, 2002. The average yield on loans receivable decreased 172 basis points from 8.35% for the year ended September 30, 2001 to 6.63% for the year ended

September 30, 2002. The decrease resulted primarily from the decrease in the average prime interest rate from 8.01% for the year ended September 30, 2001 to 4.86% for the year ended September 30, 2002. The average balance of loans receivable for the year September 30, 2002 decreased by $10.0 million, or 4.4%, from $229.1 million for the year ended September 30, 2001 to $219.1 million for the year ended September 30, 2002 despite increases in loan originations. In response to lower market interest rates, we sold a higher percentage of single family residential loans and many of our loan customers refinanced their existing loans.

Interest on investment securities increased by $600,000, or 12.8%, from $4.7 million for the year ended September 30, 2001 to $5.3 million for the year ended September 30, 2002. The increase was attributable to a $18.6 million, or 24.3%, increase in the average balance of investment securities from $76.7 million for the year ended September 30, 2001 to $95.3 million for the year ended September 30, 2002. Offsetting the increased average balances of investment securities was a 57 basis point decrease in the average yield on investment securities due to falling market interest rates during the year ended September 30, 2002. The average yield on investment securities decreased from 6.12% for the year ended September 30, 2001 to 5.55% for the year ended September 30, 2002. As rates declined, a higher than normal level of our investment securities were called by the issuers and we were faced with lower reinvestment rates.

Interest on interest-bearing overnight deposits decreased by $523,000 from $763,000 for the year ended September 30, 2001 to $240,000 for the year ended September 30, 2002. The decrease resulted from a $2.4 million decrease in the average balance of interest-bearing overnight deposits from $15.6 million for the year ended September 30, 2001 to $13.2 million for the year ended September 30, 2002 as well as a 307 basis point decrease in the yield on interest-bearing overnight deposits.

Interest Expense. Total interest expense was $7.8 million for the year ended September 30, 2002, as compared with $12.3 million for the year ended September 30, 2001, representing a decrease of $4.5 million, or 36.6%. This decrease was due primarily to a 171 basis point decrease in the average cost of funds. Average interest-bearing liabilities increased $200,000 from $265.8 million for the year ended September 30, 2001 to $266.0 million for the year ended September 30, 2002.

Interest on deposits decreased by $4.6 million, or 41.1%, from $11.2 million for the year ended September 30, 2001 to $6.6 million for the year ended September 30, 2002. The decrease was attributable to a 184 basis point decrease in the average cost of deposits. As market interest rates decreased we lowered the interest rates on our deposit products. Average deposits decreased $1.1 million from $245.3 million for the year ended September 30, 2001 to $244.2 million for the year ended September 30, 2002. The average balances of transaction and savings accounts increased $8.0 million from $77.8 million for the year ended September 30, 2001 to $85.8 million for the year ended September 30, 2002. Offsetting the increased average balance of transaction and savings accounts was a $9.2 million decrease in the average balance of certificates of deposit from $167.5 million for the year ended September 30, 2001 to $158.3 million for the year ended September 30, 2002.

Interest expense on borrowings was $1.1 million for each of the years ended September 30, 2002 and 2001. Average borrowings increased $1.3 million from $20.5 million for the year ended September 30, 2001 to $21.8 million for the year ended September 30, 2002. Offsetting this volume increase was a decrease of 32 basis points in the average cost of borrowed money. Outstanding for both years was a long-term fixed rate advance of $20 million from the FHLB Atlanta. During the year ended September 30, 2002, we used short-term variable rate borrowings on an as needed basis. As a result of these additional borrowings at lower short-term rates, the average cost of borrowed money decreased.

Provision for Loan Losses. We charge provisions for loan losses to earnings to maintain the total allowance for loan losses at a level we consider adequate to provide for probable loan losses, based on existing loan levels and types of loans outstanding, nonperforming loans, prior loss experience, general economic conditions and other factors. Our policies require the review of assets on a regular basis, and we appropriately classify loans as well as other assets if warranted. Our credit management systems have resulted in low loss experience; however, there can be no assurances that such experience will continue. We believe we use the best information available to make a determination with respect to the allowance for loan losses, recognizing that future adjustments may be necessary depending upon a change in economic conditions. The provision for loan losses was $240,000, charge-offs were $121,000 and recoveries were $1,000 for the year ended September 30, 2002 compared with a provision of

$240,000, charge-offs of $168,000 and recoveries of $4,000 for the year ended September 30, 2001. Nonperforming loans at September 30, 2002 and 2001 were $4.2 million and $878,000 respectively. The increase in non-performing loans resulted from two unrelated, unique credits which are not necessarily indicative of the credit quality of the entire portfolio. There was no significant impact on the provision as these loans are well secured by property and equipment. The provision for the year ended September 30, 2002 was positively impacted by the decrease in charge-offs which was offset by the shift in the loan portfolio to commercial loans which receive higher allocations in the allowance for loan losses model. The Company made no significant changes to the allowance for loan losses methodology during the period which impacted the provision for loan losses.

During the year ended September 30, 2002 commercial, construction and home equity loans continued to increase as well as the percentages of these loans to the total portfolio. Although these loans normally have a relatively short maturity management believes that there is greater risk inherent in these loans than the typical one-to-four family residential mortgage loan. Therefore, management assigns these types of loans a higher risk weighting in the analysis of the loan loss reserve. The commercial loans that have been originated are loans made to businesses to either produce a product, sell a product or provide a service. Many of these loans are asset-based loans which are loans where repayment is based primarily on the cash flow from operations and secondarily on, the liquidation of assets such as inventory and accounts receivable.

Other Income. Total other income was $2.8 million for the year ended September 30, 2002, as compared to $2.4 million for the year ended September 30, 2001, representing an increase of $400,000, or 16.7%. As interest rates decreased during the year ended September 30, 2002, mortgage loan volumes increased sharply, and mortgage banking income, net increased $265,000, or 30.9% over the prior year. We continued to sell the long-term fixed-rate mortgage loans that were originated. During the years ended September 30, 2002 and 2001, we sold $62.7 million and $47.9 million of mortgage loans and recorded net mortgage banking income of $1.1 million and $859,000, respectively. Customer service fees on loan and deposit accounts increased by $198,000, or 27.8%, from $711,000 for the year ended September 30, 2001 to $909,000 for the year ended September 30, 2002. This increase results from growth in the number of underlying accounts during the year. Commissions from sales of annuities and mutual funds decreased $148,000, or 24.7%, from $598,000 for the year ended September 30, 2001 to $450,000 for the year ended September 30, 2002. The decrease is the result of decreased sales of annuity and mutual funds. Sales of annuities and mutual funds totaled $8.4 million for the year ended September 30, 2002 compared with sales of $10.7 million for the year ended September 30, 2001. Securities gains, net increased $29,000 from $18,000 for the year ended September 30, 2001 to $47,000 for the year ended September 30, 2002.

Operating Expenses. Total operating expenses decreased by $400,000, or 4.3%, from $9.2 million for the year ended September 30, 2001 to $8.8 million for the year ended September 30, 2002. Compensation and related benefits decreased by $200,000, or 3.2%, from $6.2 million for the year ended September 30, 2001 to $6.0 million for the year ended September 30, 2002. Of this decrease $335,000 was related to lower MRP expense for the year ended September 30, 2002, as the final vesting date for the MRPs was June 6, 2002. This decrease was partially offset by an increase in expense attributable to normal salary increases and increased cost of employee benefits. The Company recognized income from real estate operations of $55,000 for the year ended September 30, 2002 compared to expense of $71,000 for the year ended September 30, 2001. During fiscal 2001, the expenses incurred to own and operate the other real estate owned exceeded the rents collected. During Fiscal 2002, the occupancy rate on the other real estate owned improved and the net rents collected exceeded the operating expenses. Other operating expenses decreased $100,000, or 5.9%, from $1.7 million for the year ended September 30, 2001 to $1.6 million for the year ended September 30, 2002. In September 2001, we opened our seventh branch and in January 2000, we implemented imaged statements. These events produced initial first year expenses during fiscal 2001 that did not recur in fiscal 2002.

Income Taxes. Income tax expense was $2.2 million for the year ended September 30, 2002 compared to $1.8 million for the year ended September 30, 2001. The increase was the result of an increase in pretax income and an increase in our effective tax rate. Our effective tax rate was 36.2% for the year ended September 30, 2002 and 35.2% for the year ended September 30, 2001. The increase in the effective tax rate in 2002 was primarily due to an increase in non-deductible expenses over the prior year.

Impact of Inflation and Changing Prices

Our financial statements and the accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of our operations. As a result, interest rates have a greater impact on our performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Accounting Matters

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Asset Retirement Obligations", (SFAS No. 143) and is effective for years beginning after June 15, 2002. The Statement requires the fair value of an asset retirement obligation to be recorded as a liability in the period when a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets is incurred. SFAS No.143 also requires a corresponding asset that is depreciated over the life of the asset be recorded. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company adopted Statement 143 on October 1, 2002. The adoption of Statement 143 did not have a material impact on the consolidated financial statements.

On October 3, 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supercedes SFAS No. 121 ("Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of"), it retains many of the fundamental provisions of SFAS No. 121. SFAS No. 144 also supersedes the accounting and reporting provisions of Accounting Principles Board Opinion No. 30 (Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions) for the disposal of a segment of a business. However, it retains the requirement in Opinion No. 30 to report separately discontinued operations and extends the reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. Adoption of SFAS No. 144 on October 1, 2002 did not have a material impact on the Company's consolidated financial statements.

In April 2002, Statement 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections was issued. This statement rescinds FASB Statement No 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This Statement also rescinds FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary. Statement 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of SFAS No. 4 is applied in fiscal years beginning after May 15, 2002. The provisions of the Statement related to SFAS No. 13 were effective for transactions occurring after May 15, 2002. The adoption of Statement 145 did not have a material effect on the Company's consolidated financial statements.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 (SFAS No. 146), "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This Statement applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Those costs include, but are not limited to, the following: (a) termination benefits provided to current employees that are involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement or an individual deferred compensation contract (hereinafter referred to as one-time termination benefits), (b) costs to terminate a contract that is not a capital lease and (c) costs to consolidate facilities or relocate employees. This Statement does not apply to costs associated with the retirement of a long-lived asset covered by FASB Statement No. 143, "Accounting for Asset Retirement Obligations." A liability for a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period in which the liability is incurred. A liability for a cost associated with an exit or disposal activity is incurred when the definition of a liability is met. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. This statement will impact the Company to the extent it engages in exit or disposal activities in future periods.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee, such as the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple events. The disclosure requirements are effective for interim and annual financial statements ending after December 15, 2002. The initial recognition and measurement provisions are effective for all guarantees within the scope of FIN 45 issued or modified after December 31, 2002. The Company issues standby letters of credit whereby the Company guarantees performance if a specified triggering event or condition occurs (primarily nonperformance under construction contracts entered into by construction customers.) The guarantees generally expire within one year and may be automatically renewed depending on the terms of the guarantee. The maximum potential amount of undiscounted future payments related to standby letters of credit at September 30, 2003 is $326,000. At September 30, 2003, the Company has recorded no liability for the current carrying amount of the obligation to perform as a guarantor and no contingent liability is considered necessary, as such amounts are deemed immaterial. Substantially all standby letters of credit are secured by real estate and/or guaranteed by third parties in the event the Company had to advance funds to fulfill the guarantee.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" (SFAS 148) an amendment of FASB Statement No. 123, Accounting for Stock-Based Compensation (SFAS 123), which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition provisions of the statement are effective for financial statements for fiscal years ending after December 15, 2002 while the disclosure requirements are effective for interim periods beginning after December 15, 2002. The Company does not have any plans to change its method of accounting for stock-based employee compensation. There is no pro forma impact for any of the periods presented.

In January 2003, FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51", (Interpretation 46) was issued. Interpretation 46 addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. Interpretation 46 applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The application of this Interpretation 46 is not expected to have a material effect on the consolidated financial statements.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 (SFAS No. 149), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amends and clarifies financial accounting and reporting for derivative instruments and for hedging activities under Statement of Financial Accounting Standards No. 133 (SFAS No. 133). This statement clarifies when a contract with an initial net investment meets the characteristic of a derivative, clarifies when a derivative instrument contains a financing component, amends the definition of an underlying to conform it to language used in Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", and amends certain other existing pronouncements. This Statement requires that contracts with comparable characteristics be accounted for similarly. This Statement is effective for most contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. For contracts with forward purchases or sales of TBA-type securities or other securities that do not yet exist, this Statement is effective for both existing contracts and new contracts entered into after June 30, 2003. All provisions of this Statement should be applied prospectively. Adoption of SFAS No. 149 on July 1, 2003 did not have a material effect on the Company's consolidated financial statements.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 (SFAS No. 150), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Adoption of SFAS No. 150 on July 1, 2003 did not have a material effect on the Company's consolidated financial statements.

Independent Auditors' Report

The Board of Directors
1st State Bancorp, Inc.
Burlington, North Carolina:

We have audited the accompanying consolidated balance sheets of 1st State Bancorp, Inc. and subsidiary as of September 30, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended September 30, 2003. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of 1st State Bancorp, Inc. and subsidiary as of September 30, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Greensboro, North Carolina
October 27, 2003

1ST STATE BANCORP, INC. AND SUBSIDIARY

Consolidated Balance Sheets

September 30, 2003 and 2002

Assets		2003	2002
		(Dollars in thousands)	
Cash and cash equivalents	$	9,359	18,865
Investment securities:			
Held to maturity (fair value of $19,397 and $11,558 at September 30, 2003 and 2002, respectively)		19,462	11,114
Available for sale (cost of $92,971 and $77,213 at September 30, 2003 and 2002, respectively)		91,709	78,572
Loans held for sale, at lower of cost or fair value		645	6,798
Loans receivable		229,581	223,779
Less allowance for loan losses		(3,856)	(3,732)
Net loans receivable		225,725	220,047
Federal Home Loan Bank stock, at cost		1,675	1,750
Real estate owned		95	183
Premises and equipment		8,413	7,972
Accrued interest receivable		1,967	2,272
Other assets		3,590	2,896
Total assets	$	362,640	350,469
Liabilities and Stockholders' Equity			
Liabilities:			
Deposit accounts	$	262,712	260,667
Advances from Federal Home Loan Bank		31,500	20,000
Advance payments by borrowers for property taxes and insurance		57	54
Dividend payable		297	241
Other liabilities		5,373	7,938
Total liabilities		299,939	288,900
Stockholders' equity:			
Preferred stock, $0.01 par value. Authorized 1,000,000 shares; none issued		—	—
Common stock, $0.01 par value. Authorized 7,000,000 shares; 2,971,977 and 3,008,682 shares issued and outstanding at September 30, 2003 and 2002, respectively		33	33
Additional paid-in capital		35,778	35,623
Unallocated ESOP shares		(3,141)	(3,739)
Deferred compensation payable in treasury stock		5,466	5,466
Treasury stock		(12,785)	(11,899)
Retained income – substantially restricted		38,118	35,258
Accumulated other comprehensive income (loss) – net unrealized gain (loss) on investment securities available for sale		(768)	827
Total stockholders' equity		62,701	61,569
Total liabilities and stockholders' equity	$	362,640	350,469

See accompanying notes to consolidated financial statements.

1ST STATE BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Income

Years ended September 30, 2003, 2002, and 2001
(Dollars in thousands, except per share amounts)

		2003	2002	2001
Interest income:				
Interest and fees on loans	$	12,807	14,532	19,122
Interest and dividends on investments		4,256	5,290	4,695
Overnight deposits		146	240	763
Total interest income		17,209	20,062	24,580
Interest expense:				
Deposit accounts		4,465	6,644	11,178
FHLB advances		1,127	1,129	1,128
Total interest expense		5,592	7,773	12,306
Net interest income		11,617	12,289	12,274
Provision for loan losses		(240)	(240)	(240)
Net interest income after provision for loan losses		11,377	12,049	12,034
Other income:				
Customer service fees		877	909	711
Commission from sales of annuities and mutual funds		465	450	598
Mortgage banking income, net		1,901	1,146	880
Securities gains, net		106	47	18
Other		239	201	195
Total other income		3,588	2,753	2,402
Operating expenses:				
Compensation and related benefits		5,592	6,019	6,181
Occupancy and equipment		1,422	1,299	1,260
Real estate operations, net		1	(55)	71
Other expenses		1,787	1,583	1,716
Total operating expenses		8,802	8,846	9,228
Income before income taxes		6,163	5,956	5,208
Income taxes		2,243	2,154	1,835
Net income	$	3,920	3,802	3,373
Net income per share:				
Basic	$	1.39	1.25	1.12
Diluted		1.33	1.21	1.06

See accompanying notes to consolidated financial statements.

1ST STATE BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity and Comprehensive Income

Years ended September 30, 2003, 2002, and 2001
(Dollars in thousands, except for per share amounts)

	Common stock	Additional paid-in capital	Unallocated ESOP shares	Unearned compensation – MRP	Deferred compensation payable in treasury stock	Treasury stock	Retained income	Accumulated other comprehensive income (loss)	Total stockholders' equity
Balance at September 30, 2000	$ 33	35,587	(4,950)	(1,296)	2,679	(2,679)	29,999	(164)	59,209
Comprehensive income:									
Net income	—	—	—	—	—	—	3,373	—	3,373
Other comprehensive income-unrealized gain on securities available for sale net of income taxes of $431	—	—	—	—	—	—	—	674	674
Total comprehensive income									4,047
Vesting of MRP shares	—	—	—	778	—	—	—	—	778
Allocation of ESOP shares	—	1	577	—	—	—	—	—	578
Deferred compensation	—	—	—	—	1,494	—	—	—	1,494
Treasury stock held for deferred compensation	—	—	—	—	—	(1,494)	—	—	(1,494)
Cash dividends declared ($0.32 per share)	—	—	—	—	—	—	(1,053)	—	(1,053)
Cash dividends on unallocated ESOP shares and unvested MRP shares	—	—	—	—	—	—	85	—	85
Balance at September 30, 2001	33	35,588	(4,373)	(518)	4,173	(4,173)	32,404	510	63,644
Comprehensive income:									
Net income	—	—	—	—	—	—	3,802	—	3,802
Other comprehensive income-unrealized gain on securities available for sale net of income taxes of $204	—	—	—	—	—	—	—	317	317
Total comprehensive income									4,119
Vesting of MRP shares	—	—	—	518	—	—	—	—	518
Allocation of ESOP shares	—	35	634	—	—	—	—	—	669
Deferred compensation	—	—	—	—	1,293	—	—	—	1,293
Treasury stock held for deferred compensation	—	—	—	—	—	(1,293)	—	—	(1,293)
Acquisition of treasury shares	—	—	—	—	—	(6,433)	—	—	(6,433)
Cash dividends declared ($0.32 per share)	—	—	—	—	—	—	(1,030)	—	(1,030)
Cash dividends on unallocated ESOP shares and unvested MRP shares	—	—	—	—	—	—	82	—	82
Balance at September 30, 2002	33	35,623	(3,739)	—	5,466	(11,899)	35,258	827	61,569

1ST STATE BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity and Comprehensive Income

Years ended September 30, 2003, 2002, and 2001
(Dollars in thousands, except for per share amounts)

	Common stock	Additional paid-in capital	Unallocated ESOP shares	Unearned compensation – MRP	Deferred compensation payable in treasury stock	Treasury stock	Retained income	Accumulated other comprehensive income (loss)	Total stockholders' equity
Balance at September 30, 2002	$ 33	35,623	(3,739)	—	5,466	(11,899)	35,258	827	61,569
Comprehensive income:									
Net income	—	—	—	—	—	—	3,920	—	3,920
Other comprehensive income (loss) - unrealized loss on securities available for sale net of income taxes of $1,026	—	—	—	—	—	—	—	(1,595)	(1,595)
Total comprehensive income	—	—	—	—	—	—	—	—	2,325
Allocation of ESOP shares	—	155	598	—	—	—	—	—	753
Acquisition of treasury shares	—	—	—	—	—	(886)	—	—	(886)
Cash dividends declared ($0.38 per share)	—	—	—	—	—	—	(1,132)	—	(1,132)
Cash dividends on unallocated ESOP shares	—	—	—	—	—	—	72	—	72
Balance at September 30, 2003	$ 33	35,778	(3,141)	—	5,466	(12,785)	38,118	(768)	62,701

See accompanying notes to consolidated financial statements.

1ST STATE BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended September 30, 2003, 2002, and 2001

	2003	2002	2001
		(Dollars in thousands)	
Cash flows from operating activities:			
Net income	$ 3,920	3,802	3,373
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	240	240	240
Depreciation	733	646	619
Deferred income tax expense (benefit)	74	25	(4)
Amortization of premiums and discounts, net	(18)	(45)	(20)
Deferred compensation	230	313	270
Release of ESOP shares	753	669	578
Vesting of MRP shares and dividends on unvested MRP shares	—	712	1,047
Loan origination fees and unearned discounts deferred, net of current amortization	(130)	(68)	(67)
Net (gain) loss on sale of loans available for sale	(429)	(62)	214
Gain on sale of investment securities available for sale	(106)	(47)	(18)
Net loss (gain) on sale of other real estate	(6)	1	—
Proceeds from loans held for sale	103,739	62,712	47,936
Originations of loans held for sale	(97,157)	(66,157)	(46,594)
Decrease (increase) in other assets	257	(173)	173
Decrease (increase) in accrued interest receivable	305	270	111
Increase (decrease) in other liabilities	(2,796)	4,275	(328)
Net cash provided by operating activities	9,609	7,113	7,530
Cash flows from investing activities:			
Proceeds from sale of FHLB stock	1,818	—	—
Purchase of FHLB stock	(1,743)	(100)	—
Purchases of investment securities held to maturity	(11,366)	(5,959)	(1,165)
Purchases of investment securities available for sale	(134,199)	(95,403)	(62,520)
Proceeds from sales of investment securities available for sale	1,106	1,818	4,011
Proceeds from maturities and issuer calls of investment securities available for sale	117,472	71,162	13,852
Proceeds from maturities and issuer calls of investment securities held to maturity	3,005	7,005	56,253
Net decrease (increase) in loans receivable	(5,802)	3,630	(158)
Proceeds from disposal of real estate acquired in settlement of loans	109	227	—
Purchases of premises and equipment	(1,173)	(204)	(580)
Net cash provided (used) in investing activities	(30,773)	(17,824)	9,693
Cash flows from financing activities:			
Net increase (decrease) in deposits	2,045	12,297	(6,035)
Increase (decrease) in advance payments by borrowers for property taxes and insurance	3	(28)	(69)
Advances from Federal Home Loan Bank	49,500	49,000	5,000
Repayments of advances from Federal Home Loan Bank	(38,000)	(49,000)	(5,000)
Purchase of treasury stock	(886)	(7,726)	(1,494)
Dividends paid on common stock	(1,004)	(948)	(16,751)
Net cash provided (used) by financing activities	11,658	3,595	(24,349)
Net decrease in cash and cash equivalents	(9,506)	(7,116)	(7,126)
Cash and cash equivalents at beginning of year	18,865	25,981	33,107
Cash and cash equivalents at end of year	$ 9,359	18,865	25,981

1ST STATE BANCORP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended September 30, 2003, 2002, and 2001

		2003	2002	2001
			(Dollars in thousands)	
Payments are shown below for the following:				
Interest	$	5,594	7,778	12,137
Income taxes		2,205	1,819	1,563
Noncash activities:				
Cash dividends declared but not paid	$	297	241	244
Cash dividends on unallocated ESOP shares		72	76	65
Unrealized gains (losses) on available for sale securities		(2,621)	521	1,105
Loans originated in sale of real estate		—	2,250	—
Transfer from loans held for sale to loans receivable		—	—	686
Transfer from loans to real estate acquired in settlement of loans		15	347	1,981

See accompanying notes to consolidated financial statements.

(1) Significant Accounting Policies

(a) Organization and Description of Business

1st State Bancorp, Inc. (the Company or the Parent) is a bank holding company formed in connection with the April 1999 conversion (the Conversion) of 1st State Bank from a North Carolina-chartered mutual savings bank to a North Carolina-chartered commercial bank, which now operates as a wholly owned subsidiary of the Parent under the name of 1st State Bank (the Bank). The Bank has one wholly owned subsidiary, First Capital Services Company, LLC (First Capital). The Bank is primarily engaged in the business of obtaining deposits and providing mortgage, commercial and consumer loans to the general public. First Capital is engaged primarily in the sale of annuities, mutual funds and insurance products on an agency basis. The principal activity of the Parent is ownership of the Bank.

(b) Basis of Presentation

The consolidated financial statements include the accounts of the Parent, the Bank and the Bank's subsidiary, First Capital. All significant intercompany transactions and balances are eliminated in consolidation.

(c) Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

(d) Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and interest-bearing overnight deposits with the Federal Home Loan Bank (FHLB) of Atlanta, and federal funds sold. At September 30, 2003 and 2002, interest-bearing overnight deposits were $2,926,000 and $10,069,000, respectively.

(e) Investment Securities

Investment securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity and are reported at amortized cost. Investment securities held for current resale are classified as trading securities and are reported at fair value, with unrealized gains and losses included in earnings. Investment securities not classified either as securities held to maturity or trading securities are classified as available for sale and reported at fair value, with net unrealized gains and losses net of related taxes excluded from earnings and reported as accumulated other comprehensive income (loss) within stockholders' equity. The classification of investment securities as held to maturity, trading, or available for sale is determined at the date of purchase.

Realized gains and losses from sales of investment securities are determined based upon the specific identification method. Premiums and discounts are amortized as an adjustment to yield over the remaining lives of the securities using the level-yield method.

(Continued)

Management periodically evaluates investment securities for other than temporary declines in value and records any losses through an adjustment to earnings.

(f) ***Loans Held for Sale***

The Company originates fixed rate single family, residential first mortgage loans on a presold basis. The Company issues a rate lock commitment to a customer and concurrently "locks in" with a secondary market investor under a best efforts delivery mechanism. Certain loans are sold with the servicing retained by the Company. The terms of the loan are dictated by the secondary investors and are transferred within several weeks of the Company initially funding the loan. The Company recognizes certain origination fees, gains and losses on sale of loans and service release fees upon the sale which are included in other income in the consolidated statement of operations. Between the initial funding of the loans by the Company and the subsequent purchase by the investor, the Company carries the loans held for sale at the lower of cost or fair value in the aggregate as determined by the outstanding commitments from investors.

(g) ***Loans Receivable***

Interest on loans, including impaired loans, that are contractually ninety days or more past due is generally either charged off or reserved through an allowance for uncollected interest account. The allowance for uncollected interest is established by a charge to interest income equal to all interest previously accrued. In certain circumstances, interest on loans that are contractually ninety days or more past due is not charged off or reserved through an allowance account when management determines that the loan is both well secured and in the process of collection. If amounts are received on loans for which the accrual of interest has been discontinued, a determination is made as to whether payments received should be recorded as a reduction of the principal balance or as interest income depending on management's judgment as to the collectibility of principal. The loan is returned to accrual status when, in management's judgment, the borrower has demonstrated the ability to make periodic interest and principal payments on a timely basis.

(h) ***Loan Origination Fees and Related Costs***

Loan origination fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment of the loan yield using the level-yield method over the contractual life of the related loans.

(i) ***Allowance for Loan Losses***

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

Management's evaluation of the adequacy of the allowance is based on a review of individual loans, historical loan loss experience, the value and adequacy of collateral, and economic conditions in the Company's market area. This evaluation is inherently subjective, as it requires material estimates, including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. Various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize changes to the allowance based on their judgments about information available to them at the time of their examinations.

For all specifically reviewed loans for which it is probable that the Company will be unable to collect all amounts due according to the terms of the loan agreement, the Company determines impairment by computing a fair value either based on discounted cash flows using the loan's initial interest rate or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogenous loans that are collectively evaluated for impairment (such as residential mortgage and consumer installment loans) are excluded from specific impairment evaluation, and their allowance for loan losses is calculated in accordance with the allowance for loan losses policy described above.

(j) Real Estate Acquired in Settlement of Loans

Real estate acquired in settlement of loans by foreclosure or deed in lieu of foreclosure is initially recorded at the lower of cost (unpaid loan balance plus costs of obtaining title and possession) or fair value less estimated costs to sell at the time of acquisition. Subsequent costs directly related to development and improvement of property are capitalized, whereas costs relating to holding the property are expensed.

When the carrying value of real estate exceeds its fair value, less cost to sell, an allowance for loss on real estate is established and a provision for loss on real estate is charged to other expenses. At September 30, 2003, the Company owned two parcels of real estate acquired in settlement of loans totaling $95,000. At September 30, 2002, the Company owned one parcel of real estate acquired in settlement of loans totaling $183,000.

(k) Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed generally by the straight-line method over the estimated useful lives of the related assets. Estimated lives are 15 to 50 years for buildings and 3 to 15 years for furniture, fixtures and equipment.

(l) Income Taxes

Deferred income taxes are recognized for the future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as an adjustment to the income tax expense in the period that includes the enactment date.

(Continued)

(m) Employee Stock Ownership Plan

The Company has an employee stock ownership plan (the ESOP) which covers substantially all of its employees. The ESOP purchased shares of the Company's common stock after the Conversion using funds from a loan by the Company to the ESOP. The shares purchased by the ESOP are held in a suspense account as collateral for the loan, and are released from the suspense account and allocated to participants as scheduled principal and interest payments are made. The Company makes an annual contribution to the ESOP in an amount sufficient to make the scheduled principal and interest payments on the loan. The Company records a charge to its income statement in an amount equal to the fair value of the shares that are committed to be released from the suspense account each period in accordance with the terms of the ESOP and the related ESOP loan agreement.

(n) Mortgage Servicing Rights

The rights to service mortgage loans for others are included in other assets on the consolidated balance sheet. Mortgage servicing rights (MSRs) are capitalized based on the allocated cost which is determined when the underlying loans are sold. MSRs are amortized over a period which approximates the life of the underlying loan as an adjustment of servicing income. Impairment reviews of MSRs are performed on a quarterly basis, by determining if specific loans have prepaid and accelerating the MSR amortization related to that specified loan. As of September 30, 2003 and 2002, no valuation was required and the activity related to MSRs is summarized as follows:

	2003	2002
	(Dollars in thousands)	
Balance at beginning of year	$ 370	209
Additions of MSRs	371	238
Amortization of MSRs	(194)	(77)
Balance at end of year	$ 547	370

(Continued)

(o) ***Earnings Per Share***

For purposes of computing basic and diluted earnings per share, weighted average shares outstanding excludes unallocated ESOP shares that have not been committed to be released. The deferred compensation obligation discussed in note 12 that is funded with shares of the Company's common stock has no net impact on the Company's earnings per share computations. Diluted earnings per share includes the potentially dilutive effects of the Company's benefit plans. There were no antidilutive stock options for the years ended September 30, 2003, 2002, and 2001. A reconciliation of the denominators of the basic and diluted earnings per share computation is as follows:

	2003	2002	2001
		(Dollars in thousands)	
Net income	$ 3,920	3,802	3,373
Average shares issued and outstanding	2,986,965	3,270,471	3,289,607
Less unvested MRP shares	—	(28,795)	(70,841)
Less unallocated ESOP shares	(175,765)	(207,261)	(198,299)
Average basic shares for earnings per share	2,811,200	3,034,415	3,020,467
Add unvested MRP shares	—	28,795	70,841
Add potential common stock pursuant to stock option plan	127,398	90,988	76,593
Average diluted shares for earnings per share	2,938,598	3,154,198	3,167,901

(p) ***Stock Option Plan***

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations, in accounting for its stock options. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation*, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

(Continued)

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148 "Accounting for Stock-Based Compensation – Transition and Disclosure" (SFAS 148) an amendment of FASB Statement No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method on reported results. The Company does not have any plans to change its method of accounting for stock-based employee compensation. There is no pro forma impact for any of the periods presented.

(q) ***Comprehensive Income***

Comprehensive income consists of net income and other comprehensive income and is presented in the statements of stockholders' equity and comprehensive income. The Company's other comprehensive income for the years ended September 30, 2003, 2002, and 2001 and accumulated other comprehensive income as of September 30, 2003 and 2002 are comprised solely of unrealized gains and losses on investments in available for sale securities. Other comprehensive income for the years ended September 30, 2003, 2002, and 2001 follows:

		2003	2002	2001
			(Dollars in thousands)	
Unrealized holding gains (losses) arising during period, net of tax	$	(1,528)	347	685
Reclassification adjustment for realized gains, net of tax		(67)	(30)	(11)
Unrealized gains (losses) on securities, net of applicable income taxes	$	(1,595)	317	674

(r) ***Disclosures Regarding Segments***

The Company reports as one operating segment, as the chief operating decision-maker reviews the results of operations of the Company and its direct and indirect subsidiaries as a single enterprise.

(s) ***Reclassifications***

Certain amounts in the 2002 and 2001 consolidated financial statements have been reclassified to conform with the presentation adopted in 2003. Such reclassifications did not change net income or stockholders' equity as previously reported.

(Continued)

(t) Derivative Instruments and Hedging Activities

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Certain Hedging Activities*. In June 1999, the FASB issued SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of SFAS 133*. SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. Changes in the fair values of those derivatives will be reported in earnings or other comprehensive income depending on the use of the derivative and whether the derivative qualifies for hedge accounting. SFAS No. 133 and SFAS No. 138 are effective for all fiscal quarters of all fiscal years beginning after June 30, 2000. The Company adopted SFAS No. 133, as amended by SFAS No. 138, on October 1, 2000.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 (SFAS No. 149), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amends and clarifies financial accounting and reporting for derivative instruments and for hedging activities under Statement of Financial Accounting Standards No. 133 (SFAS No. 133). This statement clarifies when a contract with an initial net investment meets the characteristic of a derivative, clarifies when a derivative instrument contains a financing component, amends the definition of an underlying to conform it to language used in Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", and amends certain other existing pronouncements. This Statement requires that contracts with comparable characteristics be accounted for similarly. This Statement is effective for most contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. For contracts with forward purchases or sales of TBA-type securities or other securities that do not yet exist, this Statement is effective for both existing contracts and new contracts entered into after June 30, 2003. All provisions of this Statement should be applied prospectively. Adoption of SFAS No. 149 on July 1, 2003 did not have a material effect on the Company's consolidated financial statements.

On September 30, 2003 and 2002, the Company had no embedded derivative instruments requiring separate accounting treatment and had identified commitments to originate fixed-rate loans conforming to secondary market standards as its only freestanding derivative instruments. The Company does not currently engage in hedging activities. The commitments to originate fixed rate conforming loans totaled $278,000 and $2,157,000 at September 30, 2003 and 2001, respectively. The fair value of these commitments was immaterial on these dates and therefore the impact of applying SFAS No. 133 at September 30, 2003 and 2001 was not material to the Company's consolidated financial statements. The Company had no commitments to originate fixed-rate conforming loans at September 30, 2002.

(u) Deferred Compensation

Directors and certain executive officers participate in a deferred compensation plan, which was approved by the Board of Directors on September 24, 1997. This plan generally provides for fixed payments beginning after the participant retires. Each participant is fully vested in his account balance under the plan. The common stock purchased by the Company for this deferred compensation plan is maintained in a rabbi trust on behalf of the participants. The deferred compensation obligation is classified as a component of stockholders' equity, and the common stock held by the rabbi trust is classified as a reduction of stockholders' equity.

(v) Standby Letters of Credit

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", which addressed the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of the guarantee, such as the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple events. The initial recognition and measurement provisions are effective for all guarantees within the scope of FIN 45 issued or modified after December 31, 2002. The Company issues standby letters of credit whereby the Company guarantees performance if a specified triggering event or condition occurs (primarily nonperformance under construction contracts entered into by construction customers). The guarantees generally expire within one year and may be automatically renewed depending on the terms of the guarantee. The maximum potential amount of undiscounted future payments related to standby letters of credit at September 30, 2003 is $326,000. At September 30, 2003 the Company has recorded no liability for the current carrying amount of the obligation to perform as a guarantor and no contingent liability is considered necessary as such amounts are deemed immaterial. Substantially all standby letters of credit are secured by real estate and/or guaranteed by third parties in the event the Company had to advance funds to fulfill the guarantee.

(w) Other Assets and Other Liabilities

Other assets consists primarily of deferred income taxes and prepaid and other assets. Other liabilities consist primarily of official checks and accrued expenses.

(2) Conversion to Stock Form of Ownership

On August 11, 1998, the board of directors of the Bank adopted the Plan of Conversion (the Plan). Immediately upon completion of the Conversion, 1st State Bank converted from a state chartered mutual savings bank to a state chartered stock savings bank and subsequently converted from a state chartered stock savings bank to a state chartered commercial bank and became the wholly owned subsidiary of 1st State Bancorp, Inc. The Company was incorporated in November 1998 as a Virginia corporation to serve as the Bank's holding company, and prior to April 23, 1999 had no operations and insignificant assets and liabilities. In addition, pursuant to the Plan of Conversion, the Company sold 2,975,625 shares of its $0.01

par value common stock for $16.00 per share. Gross proceeds of the offering totaled $47,610,000, and expenses associated with the Conversion totaled approximately $1,363,000.

In addition, pursuant to the Plan, the Company established 1st State Bank Foundation, Inc. (the Foundation). In connection with the Conversion, 187,500 additional shares of common stock of the Company (valued at $3,000,000) were issued and donated to the Foundation. The Foundation is dedicated to charitable and educational purposes within the Bank's market area.

(3) Investment Securities

Investment securities consist of the following:

	September 30, 2003			
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
		(Dollars in thousands)		
Held to maturity:				
U.S. Government and agency securities	$ 16,408	160	352	16,216
Municipal bonds	3,044	129	2	3,171
Collateralized mortgage obligations	10	—	—	10
Total	$ 19,462	289	354	19,397
Available for sale:				
U.S. Government and agency securities	$ 92,971	353	1,615	91,709

	September 30, 2002			
	Amortized cost	Unrealized gains	Unrealized losses	Fair value
		(Dollars in thousands)		
Held to maturity:				
U.S. Government and agency securities	$ 8,430	311	—	8,741
Municipal bonds	2,670	133	—	2,803
Collateralized mortgage obligations	14	—	—	14
Total	$ 11,114	444	—	11,558
Available for sale:				
U.S. Government and agency securities	$ 77,213	1,359	—	78,572

(Continued)

Following is a summary of investments in debt securities by maturity at September 30, 2003. Collateralized mortgage obligations do not have single maturity dates and are not included below.

		Amortized cost	Fair value
		(Dollars in thousands)	
Held to maturity:			
Within one year	$	2,422	2,481
After one but within five years		4,002	4,119
After five but within 10 years		7,675	7,589
After 10 years		5,353	5,198
Total	$	19,452	19,387
Available for sale:			
Within one year		—	—
After one but within five years		17,011	17,133
After five but within 10 years		72,962	71,595
After 10 years		2,998	2,981
Total	$	92,971	91,709

During the years ended September 30, 2003 and 2002, the Company recognized gross gains on the sale of investment securities available for sale of approximately $106,000 and $47,000, respectively.

At September 30, 2003, U.S. Government securities with an amortized cost of approximately $31,000,000 were pledged as collateral for certain deposit accounts and advances from the Federal Home Loan Bank of Atlanta.

(Continued)

(4) Loans Receivable

Loans receivable are summarized as follows:

		September 30	
		2003	2002
		(Dollars in thousands)	
Real estate loans:			
One-to-four family residential	$	47,728	66,708
Commercial real estate and other properties		35,214	34,431
Home equity and property improvement		29,188	24,878
Construction loans		16,580	33,080
Total real estate loans		128,710	159,097
Other loans:			
Commercial		100,149	72,061
Consumer		5,684	7,117
Total other loans		105,833	79,178
Less:			
Construction loans in process		(4,870)	(14,273)
Net deferred loan origination fees		(92)	(223)
Net loans receivable before allowance for loan losses		229,581	223,779
Allowance for loan losses		(3,856)	(3,732)
Loans receivable, net	$	225,725	220,047

The recorded investment in individually impaired loans was approximately $3,764,000 (all of which were on nonaccrual status) and $3,718,000 (all of which were on nonaccrual status) at September 30, 2003 and 2002, respectively. The related allowance for loan losses on these loans was $210,000 and $163,000 at September 30, 2003 and 2002, respectively. The average recorded investment in impaired loans during the year ended September 30, 2003 was $3,729,000 and income of $219,000 was recognized during the year while the loans were impaired. The average recorded investment in impaired loans during the year ended September 30, 2002 was $3,486,000 and income of $187,000 was recognized during the year while the loans were impaired. The average recorded investment in impaired loans during the year ended September 30, 2001 was $1,800,000 and income of $38,000 was recognized during the year while the loans were impaired.

The Company grants residential, construction, commercial real estate, home equity and other loans to customers primarily throughout its market area of Alamance County, which includes the cities of Burlington, Mebane and Graham. As reflected in the summary of loans receivable at September 30, 2003 and 2002, a significant component of the Company's loan portfolio consists of lower-risk, one-to-four family residential loans. The higher risk components of the loan portfolio consist of real estate construction

(Continued)

loans, commercial real estate loans and commercial loans for which repayment is dependent on the current real estate market and general economic conditions. The consumer portfolio generally consists of smaller loans to individuals in the Company's primary market area and can also be affected by general economic conditions.

The Company's nonaccrual loans amounted to approximately $4,153,000 and $4,204,000 at September 30, 2003 and 2002, respectively. If the Company's nonaccrual loans had been current in accordance with their original terms, gross interest income of approximately $281,000, $271,000, and $86,000 would have been recorded for the years ended September 30, 2003, 2002, and 2001, respectively. Interest income on these loans included in net income was approximately $244,000, $207,000, and $38,000 for the years ended September 30, 2003, 2002, and 2001, respectively.

Loans serviced for others at September 30, 2003 and 2002 were approximately $53,000,000 and $44,000,000, respectively.

The Company grants residential, construction, commercial, and consumer loans to its officers, directors, and employees for the financing of their personal residences and for other personal purposes. The Company also offers commercial loans to companies affiliated with directors. These loans are made in the ordinary course of business and, in management's opinion, are made on substantially the same terms, including interest rates and collateral, prevailing at the time for comparable transactions with other persons and companies. Management does not believe these loans involve more than the normal risk of collectibility or present other unfavorable features, except for certain loans totaling approximately $4,500,000 at September 30, 2003 to a company affiliated with a director. At September 30, 2003, such loans were current with respect to their payment terms and except for the waiver of certain debt covenants by the Bank, were performing in accordance with the related loan agreements. Based on an analysis of the affiliated company's current financial statements, management has concerns that the borrower may ultimately have difficulty in complying with the present loan repayment terms on an ongoing basis.

The following is a summary of the activity of loans outstanding to certain executive officers, directors and their affiliates for the year ended September 30:

		2003	2002
		(Dollars in thousands)	
Balance at beginning of year	$	15,989	13,866
New loans		12,744	10,452
Repayments		(3,653)	(8,329)
Balance at end of year	$	25,080	15,989

The Company is a party to financial instruments with off-balance sheet risk including commitments to extend credit under existing lines of credit and commitments to sell loans. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

(Continued)

Off-balance sheet financial instruments whose contract amount represents credit and interest-rate risk are summarized as follows:

		September 30	
		2003	2002
		(Dollars in thousands)	
Commitments to originate new loans	$	1,552	1,435
Commitments to originate new loans held for sale		278	—
Unfunded commitments to extend credit under existing equity line and commercial lines of credit		57,237	56,200
Commercial letters of credit		326	266
Commitments to sell loans held for sale		1,630	16,371

Commitments to originate new loans or to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower.

Commitments to sell loans held for sale are agreements to sell loans to a third party at an agreed upon price. At September 30, 2003, the aggregate fair value of these commitments exceeded the book value of the loans to be sold.

(5) Allowance for Loan Losses

The following is a summary of the activity in the allowance for loan losses:

		Years ended September 30		
		2003	2002	2001
		(Dollars in thousands)		
Balance at beginning of year	$	3,732	3,612	3,536
Provision for loan losses		240	240	240
Charge-offs		(117)	(121)	(168)
Recoveries		1	1	4
Net charge-offs		(116)	(120)	(164)
Balance at end of year	$	3,856	3,732	3,612

(6) Investment in FHLB Stock

As a member of the FHLB of Atlanta, the Company is required to maintain an investment in the stock of the FHLB. This stock is carried at cost since it has no quoted fair value. See also note 9.

(Continued)

(7) Premises and Equipment

Premises and equipment consist of the following:

	September 30 2003	September 30 2002
	(Dollars in thousands)	
Land	$ 2,843	2,777
Building and improvements	6,442	6,181
Furniture and equipment	4,883	4,037
	14,168	12,995
Less accumulated depreciation	(5,755)	(5,023)
Total	$ 8,413	7,972

(8) Deposit Accounts

A comparative summary of deposit accounts follows:

	September 30, 2003 Balance	September 30, 2003 Weighted average rate
	(Dollars in thousands)	
Transactions accounts:		
Noninterest bearing accounts	$ 13,579	—
Interest bearing accounts:		
Checking accounts	35,468	0.22%
Money market accounts	18,496	0.67%
Passbook and statement savings accounts	30,534	0.60%
Certificates of deposit	164,635	2.08%
Total	$ 262,712	1.45%

(Continued)

	September 30, 2002	
	Balance	Weighted average rate
	(Dollars in thousands)	
Transactions accounts:		
Noninterest bearing accounts	$ 13,527	—
Interest bearing accounts:		
Checking accounts	32,432	0.46%
Money market accounts	21,360	1.21%
Passbook and statement savings accounts	29,228	1.10%
Certificates of deposit	164,120	2.87%
Total	$ 260,667	2.08%

Time deposits with balances of $100,000 or greater totaled approximately $57,670,000 and $49,195,000 at September 30, 2003 and 2002, respectively.

At September 30, 2003, the scheduled maturities of certificate accounts were as follows (dollars in thousands):

Year ending September 30:	
2004	$ 133,205
2005	11,121
2006	9,815
2007	5,228
2008	5,266
Total	$ 164,635

Interest expense on deposit accounts is summarized below:

	Years ended September 30		
	2003	2002	2001
		(Dollars in thousands)	
Interest-bearing accounts	$ 322	511	1,213
Passbook and statement savings accounts	273	414	597
Certificates of deposit	3,870	5,719	9,368
Total	$ 4,465	6,644	11,178

(Continued)

(9) Advances from Federal Home Loan Bank of Atlanta

Advances from the FHLB of Atlanta at September 30, 2003 and 2002 totaled $31,500,000 and $20,000,000 at a weighted average interest rate of 3.90% and 5.39%, respectively. Of this total, $20,000,000 will mature on February 13, 2008 and $11,500,000 represents overnight borrowings. At September 30, 2002, there were no outstanding overnight borrowings.

At September 30, 2003 and 2002, the Company had pledged all of its stock in the FHLB (see note 6) and entered into a security agreement with a blanket-floating lien pledging a substantial portion of its one-to-four family residential real estate loans and certain investment securities to the FHLB to secure potential borrowings. Under an agreement with the FHLB, the Company must have qualifying, unencumbered collateral with principal balances, when discounted at 75% of the unpaid principal, at least equal to 100% of the Company's FHLB advances.

(10) Stockholders' Equity and Related Matters

(a) Capital Adequacy

The Company is regulated by the Board of Governors of the Federal Reserve Board (FRB) and is subject to securities registration and public reporting regulations of the Securities and Exchange Commission.

The Bank is regulated by the Federal Deposit Insurance Corporation (FDIC) and the North Carolina Commissioner of Banks (Commissioner). The Bank must comply with the capital requirements of the FDIC and the Commissioner. The FDIC requires the Bank to maintain minimum ratios of Tier I capital to risk-weighted assets and total capital to risk-weighted assets of 4% and 8%, respectively. To be "well capitalized," the FDIC requires ratios of Tier I capital to risk-weighted assets and total capital to risk-weighted assets of 6% and 10%, respectively. Tier I capital consists of total stockholders' equity calculated in accordance with generally accepted accounting principles less certain adjustments, and Total Capital is comprised of Tier I capital plus certain adjustments, the only one of which is applicable to the Company is the allowance for loan losses, subject to certain limitations. Risk-weighted assets reflect the Bank's on- and off-balance sheet exposures after such exposures have been adjusted for their relative risk levels using formulas set forth in FDIC regulations. The Bank is also subject to a leverage capital requirement, which calls for a minimum ratio of Tier I capital (as defined above) to quarterly average total assets of 3%, and a ratio of 5% to be "well capitalized."

As summarized below, at September 30, 2003 and 2002, the Bank was in compliance with all of the aforementioned capital requirements. At September 30, 2003, the FDIC categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action.

(Continued)

As of September 30:

	Capital amount		Ratio		Minimum Ratios	
	2003	2002	2003	2002	For capital adequacy purposes	To be well capitalized for prompt corrective action purposes
	(Dollars in thousands)					
Tier I Capital (to risk-weighted assets)	$ 55,407	51,959	21.68%	21.79%	4.00%	6.00%
Total Capital (to risk-weighted assets)	58,615	54,949	22.94%	23.04%	8.00%	10.00%
Leverage – Tier I Capital (to average assets)	55,407	51,959	15.67%	15.00%	3.00%	5.00%

At September 30, 2003 and 2002, the Company was also in compliance with the regulatory capital requirements of the FRB, which are similar to those of the FDIC.

(b) *Treasury Stock*

On August 20, 2002, the Company's board approved a stock repurchase plan authorizing the Company to repurchase up to 328,961 shares, or approximately 10% of the Company's outstanding common shares. As of September 30, 2003, the Company had repurchased 317,630 shares at a cost of $7,319,000 and had 11,331 shares remaining to be repurchased under the plan. Included in treasury shares at September 30, 2003 are 304,066 shares with a cost basis of $5,466,000 which are held in a rabbi trust for the Company's deferred compensation plan (see note 12).

(c) *Liquidation Account*

At the time of Conversion, the Bank established a liquidation account in an amount equal to its September 30, 1998 net worth for the benefit of eligible account holders who continue to maintain their accounts at the Bank after the Conversion. The liquidation account will be reduced annually to the extent eligible account holders have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Bank, all remaining eligible account holders would be entitled, after all payments to creditors, to a distribution from the liquidation account before any distribution to stockholders. Dividends cannot be paid from this liquidation account.

(d) *Dividends*

Subject to applicable law, the board of directors of the Bank and the Company may each provide for the payment of dividends. Subject to regulations of the Commissioner and the FDIC, the Bank may not declare or pay a cash dividend on any of its common stock if its equity would thereby be reduced below either the aggregate amount then required for the liquidation account or the minimum

(Continued)

regulatory capital requirements imposed by regulations. In addition, regulators of the Bank may prohibit the payment of dividends by the Bank to the Company if they determine such payment will constitute an unsafe or unsound practice. The Company has similar dividend limitations imposed by the FRB such that it is unable to declare a dividend that would reduce its capital below regulatory capital limitations or constitute an unsafe or unsound practice.

(11) Income Taxes

Components of income tax expense (benefit) consist of the following:

		Years ended September 30		
		2003	**2002**	**2001**
		(Dollars in thousands)		
Current:				
Federal	$	1,991	1,989	1,742
State		178	140	97
		2,169	2,129	1,839
Deferred:				
Federal		98	43	(37)
State		(24)	(18)	33
		74	25	(4)
Total	$	2,243	2,154	1,835

A reconciliation of reported income tax expense for the years ended September 30, 2003, 2002 and 2001, to the amount of the income tax expense computed by multiplying income before income taxes by the statutory federal income tax rate of 34% follows:

		2003	**2002**	**2001**
		(Dollars in thousands)		
Income tax expense at statutory rate	$	2,095	2,025	1,771
Increase in income taxes resulting from:				
State income taxes, net of federal benefit		102	81	86
Other		46	48	(22)
Income tax expense	$	2,243	2,154	1,835

(Continued)

The significant components of deferred tax assets (liabilities), which are included in other assets, at September 30, 2003 and 2002, respectively, are:

		2003	2002
		(Dollars in thousands)	
Deferred tax assets:			
Allowance for loan losses	$	1,463	1,394
Deferred compensation		1,921	1,841
Carryforward of charitable contributions		44	255
Unrealized loss on investment securities available for sale		494	—
Other		1	1
Total gross deferred tax assets		3,923	3,491
Less valuation allowance		58	58
Deferred tax assets net of valuation allowance		3,865	3,433
Deferred tax liabilities:			
Depreciable basis of fixed assets		(604)	(631)
Tax basis of FHLB stock		(39)	(145)
Net loan fees		(344)	(267)
Unrealized gains on investment securities available for sale		—	(532)
Other		(211)	(143)
Total gross deferred tax liabilities		(1,198)	(1,718)
Net deferred tax asset	$	2,667	1,715

The valuation allowance for deferred tax assets relates to the future state benefit of timing differences at the Parent as it is management's belief that realization of such deferred tax assets is not anticipated based upon the Parent's history of taxable income and estimates of future taxable income.

The Company is permitted under the Internal Revenue Code to deduct an annual addition to a reserve for bad debts in determining taxable income, subject to certain limitations. This addition differs significantly from the provisions for loan losses for financial reporting purposes. Under accounting principles generally accepted in the United States of America, the Company is not required to provide a deferred tax liability for the tax effect of additions to the tax bad debt reserve through 1987, the base year. Retained income at September 30, 2003, includes approximately $4,188,000 for which no provision for federal income tax has been made. These amounts represent allocations of income to bad debt deductions for tax purposes only. Reductions of such amounts for purposes other than tax bad debt losses could create income for tax purposes in certain remote instances, which would be subject to the then current corporate income tax rate.

(Continued)

(12) Employee Benefit Plans

(a) 401(k) Plan

The Bank sponsors a 401(k) plan that covers all eligible employees. The Bank matches 100% of employee contributions, with the Bank's contribution limited to 3% of each employee's salary. Matching contributions are funded when accrued. Matching expense totaled approximately $53,000 in 2003, $54,000 in 2002, and $56,000 in 2001.

(b) Directors' and Executive Officers' Deferred Compensation Plan

Directors and certain executive officers participate in a deferred compensation plan, which was approved by the board of directors on September 24, 1997. This plan generally provides for fixed payments beginning after the participant retires. The plan provided for past service credits on September 24, 1997 for prior years' service up to nine years. Annual credits are made on September 30 provided that annual credits shall not be made for the benefit of nonemployee directors after 12 years of service credits. Each participant is fully vested in his account balance under the plan. In future years, directors may elect to defer directors' fees and executive officers may defer 25% of their salary and 100% of bonus compensation.

Prior to the Conversion, amounts deferred by each participant accumulated interest at a rate equal to the highest rate of interest paid on the Bank's one-year certificates of deposit. In connection with the Conversion, participants in the Plan were given the opportunity to prospectively elect to have their deferred compensation balance earn a rate of return equal to the total return on the Company's common stock. All participants elected this option concurrent with the Conversion, so the Company purchased common stock in the Conversion on behalf of these participants to fund this obligation.

The common stock purchased by the Company for this deferred compensation obligation is maintained in a rabbi trust (the Trust) on behalf of the participants. The assets of the Trust are subject to the claims of general creditors of the Company.

Dividends payable on the common shares held by the Trust will be reinvested in additional shares of common stock of the Company on behalf of the participants. Since the deferred compensation plan does not provide for diversification of the Trust's assets and can only be settled with a fixed number of shares of the Company's common stock, the deferred compensation obligation is classified as a component of stockholders' equity and the common stock held by the Trust is classified as treasury stock. Subsequent changes in the fair value of the common stock are not reflected in earnings or stockholders' equity of the Company.

During the years ended September 30, 2003, 2002, and 2001, expense related to this plan was $230,000, $313,000, and $270,000, respectively.

(Continued)

(c) ***ESOP***

The ESOP is a noncontributory retirement plan adopted by the Company effective October 1, 1998 which covers all eligible employees. The ESOP purchased 253,050 shares of common stock with the proceeds of a loan from the Company in the amount of $4,899,000. The Bank makes annual cash contributions to the ESOP in an amount sufficient for the ESOP to make scheduled payments on the note payable to the Company. In connection with the special cash dividend, the ESOP received $1,308,000 on its shares of the Company's stock. The ESOP purchased an additional 64,415 shares with the dividend. The note payable has a term of 11 years, bears interest at prime and requires annual payments. The note is secured by the stock purchased by the ESOP and is not guaranteed by the Bank.

As the note is repaid, shares are released from collateral based on the proportion of the payment in relation to total payments required to be made on the loan. The shares released are allocated annually to participants based upon their relative compensation. Benefits under the ESOP vest 20% per year beginning with the third year of service. Up to five years of service has been credited for employment before October 1, 1998.

Compensation expense is determined by multiplying the per share market price of the Company's stock by the number of shares to be released. Compensation expense related to the ESOP for the years ended September 30, 2003, 2002, and 2001 was $754,000, $668,000, and $579,000, respectively.

The cost of the shares not yet committed to be released from collateral is shown as a reduction of stockholders' equity. Unallocated shares are not considered as outstanding shares for computation of earnings per share. Dividends on unallocated ESOP shares are reflected as a reduction in the note payable and not as a reduction in retained earnings.

At September 30, 2003, a total of 30,606 shares has been committed to be released and there were 160,487 of unallocated ESOP shares with a market value of approximately $4,300,000.

(d) ***Management Recognition Plan (MRP)***

The Bank's MRP was approved by stockholders of the Company on June 6, 2000. On this date restricted stock awards of 126,482 shares were granted. The shares awarded under the MRP were issued from authorized but unissued shares of common stock at no cost to the recipients. The MRP serves as a means of providing existing directors and employees of the Bank with an ownership interest in the Company. Shares of the Company's common stock awarded under the MRP vest at a rate of 33–1/3% per year with one-third immediately vesting on the date of the grant. During fiscal 2002, the remaining 42,156 shares vested to participants. The Company recorded no compensation expense associated with the MRP during the year ended September 30, 2003 as all shares became fully vested in June 2002. Total compensation expense associated with the vesting of shares for the MRP for the years ended September 30, 2002, and 2001 was $518,000, and $778,000, respectively.

Ordinary and return of capital dividends declared on unvested MRP shares are awarded to holders of MRP shares once the underlying shares become vested. Accordingly, the Company recorded compensation expense for dividends on unvested MRP shares during the years ended September 30, 2003, 2002, and 2001 of $0, $194,000, and $269,000, respectively.

(Continued)

(13) Leasing Arrangements

Rental expense was approximately $29,000, $27,000, and $32,000 for the years ended September 30, 2003, 2002, and 2001, respectively. All leases are accounted for as operating leases. Minimum annual rents under noncancelable operating leases with remaining terms in excess of one year at September 30, 2003 are as follows:

		Office properties (Dollars in thousands)
Year ending September 30:		
2004	$	18
2005		20
2006		21
2007		21
2008		21
Thereafter		26
Total	$	127

(14) Stock Option Plan

On June 6, 2000, the Company's stockholders approved the 1st State Bancorp, Inc. 2000 Stock Option and Incentive Plan (the Plan). The purpose of this plan is to advance the interests of the Company through providing select key employees and directors of the Bank with the opportunity to acquire shares. By encouraging such stock ownership, the Company seeks to attract, retain and motivate the best available personnel for positions of substantial responsibility and to provide incentives to the key employees and directors. Under the Plan, the Company has granted 316,312 options to purchase its $0.01 par value common stock. The exercise price per share is equal to the fair market value per share on the date of the grant. Options granted under the Stock Option Plan are 100% vested on the date of the grant. All options expire 10 years from the date of the grant. As a result of a one-time cash dividend of $5.17 paid on October 2, 2000, the exercise price for the options repriced from $18.44 to $14.71. No options were exercised or granted during the year ended September 30, 2003 and 2002. At September 30, 2003, 316,312 options are outstanding, all of which are exercisable.

The Company has elected to follow APB Opinion No. 25 (APB 25), *Accounting for Stock Issued to Employees* and related interpretations in accounting for its stock options as permitted under SFAS No. 123 (SFAS 123), *Accounting for Stock-Based Compensation*. In accordance with APB 25, no compensation cost is recognized by the Company when stock options are granted because the exercise price of the Company's stock options equals the market price of the underlying common stock on the date of grant. There is no pro forma impact on the Company's net income and net income per share of applying SFAS 123 in 2003, 2002 and 2001 because no options were granted during 2003, 2002, and 2001.

(15) Fair Value of Financial Instruments

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires a company to disclose the fair value of its financial instruments, whether or not recognized in the balance sheet, where it is practical to estimate that value.

The fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holding of a particular financial instrument. In cases where quoted market prices are not available, fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates. Finally, the fair value estimates presented herein are based on pertinent information available to management as of September 30, 2003 and 2002, respectively. Such amounts have not been comprehensively revalued for purposes of these financial statements since those dates and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

(a) Cash and Cash Equivalents

The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values.

(b) Investment Securities

Fair values were based on quoted market prices.

(c) Loans Receivable

The carrying values of variable-rate loans and other loans with short-term characteristics were considered to approximate the fair values. For other loans, the fair values were calculated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms and credit quality.

(d) Deposit Accounts

The fair value of deposits with no stated maturity, such as noninterest-bearing accounts, interest-bearing checking accounts, money market accounts, passbook, and statement savings, was, by definition, equal to the amount payable on demand as of September 30, 2003 and 2002, respectively. The fair value of certificates of deposit was estimated using discounted cash flow analyses, using interest rates currently offered for deposits of similar remaining maturities.

(Continued)

(e) ***Advances from the FHLB***

The fair value of advances from the FHLB was estimated using discounted cash flow analyses, using interest rates currently offered for advances of similar remaining maturities.

The estimated fair values of financial instruments are as follows:

		September 30, 2003	
		Carrying value	Estimated fair value
		(Dollars in thousands)	
Financial assets:			
Cash and cash equivalents	$	9,359	9,359
Investment securities		111,171	111,106
Loans held for sale		645	645
Loans receivable, net of allowance for loan losses		225,725	226,772
Federal Home Loan Bank stock		1,675	1,675
Accrued interest receivable		1,967	1,967
Financial liabilities:			
Deposit accounts		262,712	263,962
Advances from the Federal Home Loan Bank		31,500	33,456

		September 30, 2002	
		Carrying value	Estimated fair value
		(Dollars in thousands)	
Financial assets:			
Cash and cash equivalents	$	18,865	18,865
Investment securities		89,686	90,130
Loans held for sale		6,798	6,798
Loans receivable, net of allowance for loan losses		220,047	221,735
Federal Home Loan Bank stock		1,750	1,750
Accrued interest receivable		2,272	2,272
Financial liabilities:			
Deposit accounts		260,667	261,952
Advances from the Federal Home Loan Bank		20,000	22,142

At September 30, 2003 and 2002, the Company had outstanding commitments to originate new loans and to extend credit. These off-balance sheet financial instruments were exercisable at the market rate prevailing at the date the underlying transaction will be completed and, therefore, they were deemed to have no material current fair value.

SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. The disclosures do not include premises and equipment and certain intangible assets, such as customer relationships. Accordingly, the aggregate fair value amounts presented above do not represent the underlying value of the Company.

(16) Parent Company Financial Data

Condensed financial information for 1st State Bancorp, Inc. is as follows:

Condensed Balance Sheets

		2003	2002
		(Dollars in thousands)	
Assets:			
Cash and cash equivalents	$	1,243	2,787
Investment securities:			
Available for sale (cost of $1,000 and $1,000 at September 30, 2003 and 2002, respectively)		995	1,010
Due from bank subsidiary		3,328	3,779
Investment in bank subsidiary		56,824	53,464
Accrued interest receivable		15	2
Other		643	788
Total assets	$	63,048	61,830
Liabilities and stockholders' equity:			
Accrued taxes and other liabilities	$	50	20
Dividends payable		297	241
Total liabilities		347	261
Stockholders' equity		62,701	61,569
Total liabilities and stockholders' equity	$	63,048	61,830

(Continued)

Condensed Statements of Income

	2003	2002	2001
		(Dollars in thousands)	
Interest on loan from bank subsidiary	$ 150	217	386
Dividends from subsidiary	—	7,500	1,343
Interest on investment securities	25	43	5
Interest on overnight deposits	31	51	152
Total income	206	7,811	1,886
Operating expenses	240	918	1,269
Income (loss) before income taxes	(34)	6,893	617
Income tax expense (benefit)	(12)	(206)	(247)
Income (loss) before equity in undistributed net income of subsidiary	(22)	7,099	864
Excess of undistributed net income (dividends) over dividends (undistributed net income) of bank subsidiary	3,942	(3,297)	2,509
Net income	$ 3,920	3,802	3,373

(Continued)

Condensed Statements of Cash Flows

	2003	2002	2001
		(Dollars in thousands)	
Cash flows from operating activities:			
Net income	$ 3,920	3,802	3,373
Adjustments to reconcile net income to net cash provided by operating activities:			
Excess of undistributed net income (dividends) over dividends (undistributed net income) of bank subsidiary	(3,942)	3,297	(2,509)
Deferred compensation	230	313	270
Deferred tax expense (benefit)	—	4	(292)
Vesting of MRP shares	—	712	1,047
Payments from subsidiary for ESOP loan	446	446	446
Increase in due from subsidiary	5	846	(687)
Decrease (increase) in accrued interest receivable	(13)	1	4
Decrease (increase) in other assets	(100)	(217)	131
Increase (decrease) in other liabilities	(200)	510	(22)
Net cash provided by operating activities	346	9,714	1,761
Cash flows from investing activities:			
Purchase of available for sale investment securities	(1,000)	(1,000)	(1,000)
Proceeds from issuer calls of available for sale investment securities	1,000	1,000	—
Net cash used by investing activities	—	—	(1,000)
Cash flows from financing activities:			
Purchase of treasury stock	(886)	(7,726)	(1,494)
Cash dividends paid on common stock	(1,004)	(948)	(16,751)
Net cash used by financing activities	(1,890)	(8,674)	(18,245)
Net increase (decrease) in cash and cash equivalents	(1,544)	1,040	(17,484)
Cash and cash equivalents at beginning of year	2,787	1,747	19,231
Cash and cash equivalents at end of year	$ 1,243	2,787	1,747

(Continued)

Condensed Statements of Cash Flows

		2003	2002	2001
		(Dollars in thousands)		
Supplemental disclosure of cash flow information:				
Cash paid (received) during the year for income taxes	$	15	(31)	(58)
Supplemental disclosure of noncash transactions:				
Cash dividends declared but not paid	$	297	241	244
Cash dividends on unallocated ESOP shares		72	76	65
Unrealized gains (losses) on available for sale securities		(15)	10	—

(17) Quarterly Financial Data (Unaudited)

Summarized unaudited quarterly financial data for the year ended September 30, 2003 is as follows:

		First quarter	Second quarter	Third quarter	Fourth quarter
		(Dollars in thousands, except per share amounts)			
Operating summary:					
Interest income	$	4,567	4,397	4,122	4,123
Interest expense		1,567	1,445	1,313	1,267
Net interest income		3,000	2,952	2,809	2,856
Provision for loan losses		60	60	60	60
Net interest income after provision for loan losses		2,940	2,892	2,749	2,796
Other income		794	894	943	957
Other expense		2,180	2,204	2,142	2,276
Income before income tax expense		1,554	1,582	1,550	1,477
Income taxes		571	585	562	525
Net income	$	983	997	988	952
Per share data:					
Earnings – basic		0.35	0.35	0.35	0.34
Earnings – diluted		0.33	0.34	0.34	0.32

(Continued)

Summarized unaudited quarterly financial data for the year ended September 30, 2002 is as follows:

	First quarter	Second quarter	Third quarter	Fourth quarter
	(Dollars in thousands, except per share amounts)			
Operating summary:				
Interest income	$ 5,200	4,919	4,955	4,988
Interest expense	2,370	1,964	1,756	1,683
Net interest income	2,830	2,955	3,199	3,305
Provision for loan losses	60	60	60	60
Net interest income after provision for loan losses	2,770	2,895	3,139	3,245
Other income	859	792	568	534
Other expense	2,257	2,249	2,179	2,161
Income before income tax expense	1,372	1,438	1,528	1,618
Income taxes	527	513	542	572
Net income	$ 845	925	986	1,046
Per share data:				
Earnings – basic	0.28	0.31	0.32	0.34
Earnings – diluted	0.27	0.29	0.31	0.33

BOARD OF DIRECTORS

James C. McGill
President and Chief Executive Officer of 1st State Bancorp, Inc. and 1st State Bank

James A. Barnwell, Jr.
President of Huffman Oil Co., Inc.

Bernie C. Bean
Retired

Richard C. Keziah, Chairman
President of Monarch Hosiery Mills, Inc.

Ernest A. Koury, Jr.
Vice President of Carolina Hosiery Mills, Inc.

James G. McClure
President of Green & McClure Furniture Co.

T. Scott Quakenbush
Retired

Richard H. Shirley
President of Dick Shirley Chevrolet, Inc.

Virgil L. Stadler
Retired

1st STATE BANK OFFICERS

James C. McGill
President and Chief Executive Officer

A. Christine Baker
Executive Vice President, Secretary and Treasurer

Fairfax C. Reynolds
Executive Vice President

Frank Gavigan
Senior Vice President

Robert W. Malburg, Jr.
Senior Vice President

Dan Hansell
Manager, First Capital Services, LLC

L. Michael Dunning
Vice President

Michael Gee
Vice President

Theresa L. Joyce
Vice President

George P. Tarry, Jr.
Vice President

R. Hoyle Vickrey
Vice President

Gail M. Barnette
Assistant Vice President

Patty G. Blaetz
Assistant Vice President

Myra P. Cathey
Assistant Vice President

Julie F. Miller
Assistant Vice President

Sherry M. Stewart
Assistant Vice President

Glenda S. Madren
Assistant Secretary

Debbie Tucker
Assistant Secretary

Diane Jeffries
Branch Officer

Sharon Oakley
Branch Officer

Ward Patillo
Branch Officer

Laura Bennett
General Auditor

OFFICE LOCATIONS

445 S. Main Street
Burlington, North Carolina 27215

102 E. Washington Street
Mebane, North Carolina 27302

1203 S. Main Street
Graham, North Carolina 27253

2294 N. Church Street
Burlington, North Carolina 27215

211 N. Main Street
Graham, North Carolina 27253

503 Huffman Mill Road
Burlington, North Carolina 27215

3466 S. Church Street
Burlington, North Carolina 27215

CORPORATE INFORMATION

Auditors
KPMG LLP
301 North Elm Street, Suite 700
Greensboro, North Carolina 27401

Special Counsel
Stradley Ronon Stevens & Young, LLP
1220 19th Street, NW, Suite 600
Washington, DC 20036

Transfer Agent and Registrar
Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

Annual Meeting
The Annual Meeting of Stockholders will be held on February 3, 2004 at 5:30 p.m. at *1st State* Bank's main office located at 445 S. Main Street, Burlington, North Carolina 27215

Annual Report on Form 10-K

A copy of 1st State Bancorp, Inc.'s Annual Report on Form 10-K for the fiscal year ended September 30, 2003 as filed with the Securities and Exchange Commission, will be furnished without charge to stockholders as of the record date for the 2004 Annual Meeting upon written request to Corporate Secretary, 1st State Bancorp, Inc., 445 S. Main Street, Burlington, North Carolina 27215.

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